Exhibit 2.1

Execution Copy

Note: Certain sensitive business terms have been excluded because these terms are both not material and would likely cause competitive harm to Zedge, Inc. if publicly disclosed.

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into on April 12, 2022, with effect as of April 1, 2022 (the “Effective Date”), by and between Zedge, Inc., a Delaware corporation (“Buyer”), each of the Persons listed as Sellers on Schedule A hereto (“Sellers”), GuruShots Ltd., an Israeli company with Company Number 514903079 (the “Company”), and the Sellers Rep (as defined herein), solely in its capacity as the representative of the Securityholders. Each Seller and the Company is also referred to herein as a “Seller Party” and collectively as the “Seller Parties.” Each of Buyer and each Seller Party is also referred to herein as a “Party” and collectively as the “Parties”. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, all of the Ordinary Shares, Preferred A-1 Shares, Preferred A-2 Shares, Preferred B Shares, Preferred B-1 Shares and Preferred B-2 Shares of the Company held by Sellers (collectively, the “Shares”), which represent 100% of all of the issued and outstanding Shares, subject to the terms and conditions set forth herein;

WHEREAS, in connection with, and as a condition to, Buyer’s purchase of the Shares from Sellers, Buyer is cashing out all options to purchase Shares held by the holders of such options immediately prior to the consummation of the purchase of the Shares, pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Purchase and Sale of Shares; Options.

(a) Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), each Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase from each Seller, the number of each class of Shares set forth opposite such Seller’s name on Schedule A, which are held by Sellers free and clear of all Encumbrances and any other rights or claims of others. As a result of such transaction, at and immediately following the Closing, Buyer will beneficially own all of the issued share capital of the Company (collectively with the other transactions contemplated hereby and by the other Transaction Documents, the “Transactions”).

(b) Purchase Price. Subject to the terms and conditions of this Agreement, the aggregate consideration for sale of the Shares and for the Sellers undertaking the Restrictive Covenants (as defined herein) pursuant hereto shall be up to the aggregate payments described in Section 1.1(c) (the “Purchase Price”), which are subject to adjustment as provided herein and Buyer’s Set Off Right set forth in Section 7.5.

(c) Payment of the Purchase Price.

(i) Closing Cash Payment; Escrow Amount. At the Closing, Buyer shall pay:

(i)	An aggregate of (A) Fifteen Million, Three Hundred Thousand Dollars ($15,300,000), less (B) the absolute value of the amount (which will be a negative number), if over Fifty Thousand Dollars ($50,000) (the “Threshold Deviation Amount”), by which the Estimated Closing Working Capital (as defined below) is less than the Target Working Capital, plus (C) the amount, if over the Threshold Deviation Amount, by which the Estimated Closing Working Capital (as defined below) is higher than the Target Working Capital, less (D) the aggregate Option Cash-Out Amounts payable to all Optionholders, less (E) the Expense Amount (the “Closing Cash Payment”), to the Paying Agent subject to compliance with the Income Tax Circular 19/2018 by wire transfer of immediately available funds to the account designated by the Paying Agent prior to the Closing (the “Paying Agent Account”), which shall be (A) allocated among the Sellers in accordance with the allocation set forth on Schedule A under “Closing Cash Payment”, and (B) used to pay the Closing Liabilities at the Closing; and

(ii)	Two Million, Seven Hundred Thousand Dollars ($2,700,000) to the Escrow Agent (the “Escrow Amount”), by wire transfer of immediately available funds, to the account designated by the Escrow Agent prior to the Closing, subject to compliance with the Income Tax Circular 19/2018; and

(iii)	The Expense Amount to the Sellers Rep.

(A)	Within ten (10) days following the 18-month anniversary of the Closing, Escrow Agent shall release the then remaining Escrow Amount to each Seller in accordance with the allocation set forth in Schedule A under “Escrow Amount Allocation.”

(ii) Earnout Payment. Buyer shall pay the Earnout Payments (as defined herein) due and payable, if any, in accordance with Schedule B subject to Buyer’s Set Off Right.

(iii) Option Cash-Out Amount. At or immediately prior to the Closing, subject to Buyer’s receipt of the Interim Option Ruling, Buyer shall deliver to the Paying Agent for payment to the Optionholders, by wire transfer of immediately available funds, the full Option Cash-Out Amount (the “Options Cash Out”); provided, however, that (i) the Option Cash-Out Amount payable to Optionholders holding Options pursuant to Section 102 of the Israeli Tax Ordinance shall be deposited with the Section 102 Trustee by Buyer and held by the Section 102 Trustee, (ii) each Optionholder shall execute an Optionholder Instrument acknowledging such Optionholder’s waiver of any rights or claims such Optionholder may have in relation to its Options, the treatment detailed within the scope of this Agreement, the immediate cancellation of its Options and any other matter as set forth therein, and (iii) with respect to each Optionholder, severally and not jointly, Buyer may deduct any withholding amounts as further described in this Agreement. No Options shall be assumed by Buyer or survive the Closing. For the avoidance of doubt, notwithstanding the foregoing, the Optionholders and the Section 102 Trustee will be required, inter alia, to execute an Optionholder Instrument, in order to be eligible for receipt of payments hereunder.

1.2 Retention Bonus Pool.

(a) Within thirty (30) days following the Closing, Buyer shall establish a retention pool (the “Retention Pool”) of Eight Million Dollars ($8,000,000) composed of Four Million Dollars ($4,000,000) in cash (the “Retention Pool Cash”) and such amount of restricted Buyer Shares equal to the product of (x) Four Million Dollars ($4,000,000) divided by (y) the volume-weighted average closing prices of the Buyer Shares for the sixty (60) trading days prior to the Closing Date (the “Retention Pool Shares”), to be paid to the Founders, Key Employees and Remaining Employees subject to the terms and conditions provided in Schedule 1.2(a) and the New Stock Plan (as defined below), the Founders, Key Employees and Remaining Employees (collectively, “Eligible Participants”) shall be eligible to receive from the Retention Pool an aggregate of approximately Two Million, Six Hundred Seventy Thousand Dollars ($2,670,000) each year over the three-year period following the Closing, with each year’s amount being half in Retention Pool Cash and half in Retention Pool Shares, all subject to applicable tax withholding.

(b) At the Closing, Buyer will issue to each Eligible Participant the number of Retention Pool Shares set forth opposite such Eligible Participant’s name on Schedule 1.2(b). Subject to any alternative vesting provided in any other agreement pursuant to which rights to Retention Pool Shares are granted to any Eligible Participant, the Retention Pool Shares shall be subject to the following vesting schedule:

(i) One-third (1/3) of the Retention Pool Shares issued to each Eligible Participant shall vest on the first annual anniversary of the Closing (the “Initial Vesting Date”), provided that such Eligible Participant is then employed by (or in a service provider relationship with) a Buyer Company on the Initial Vesting Date; and

(ii) The remaining two-thirds (2/3) of the Retention Pool Shares issued to each Eligible Participant shall vest every six (6) months following the Initial Vesting Date (each a “Subsequent Vesting Date”), provided that such Eligible Participant is then employed by (or in a service provider relationship with) a Buyer Company on the applicable Subsequent Vesting Date.

The Retention Pool Shares shall be granted pursuant to an Israeli sub-plan substantially in the form of Exhibit A that Buyer shall adopt under Buyer’s Stock Incentive Plan (the “New Stock Plan”), which New Stock Plan shall qualify for capital-gains treatment under Section 102(b)(2) of the Israeli Tax Ordinance.

(c) The Retention Pool Cash will be paid to Eligible Participants over a three-year period following the Closing with one-third (1/3) being due on the Initial Vesting Date and an additional one-sixth being due on each Subsequent Vesting Date, provided that the Eligible Participant is then employed by (or in a service provider relationship with) a Buyer Company on the Initial Vesting Date or applicable Subsequent Vesting Date, respectively. The amount of Retention Pool Cash paid to each Eligible Participant shall be in accordance with Schedule 1.2(b).

1.3 Closing. The consummation of the purchase and sale of the Shares contemplated by this Agreement (the “Closing”) shall take place within one (1) Business Day following the satisfaction or waiver (if permissible hereunder) of the Closing conditions as provided in Article VII as of such date. Signed documents to be delivered at the Closing may be delivered electronically and in counterparts. Notwithstanding anything herein or in any other Transaction Document to the contrary, the Closing shall be deemed to have occurred at 12:01 a.m. New York, New York time on April 1, 2022 (the “Closing Date”) for all purposes hereunder and under the other Transaction Documents.

(a) Closing Deliveries and Actions of Sellers. At or prior to the Closing, the Sellers shall deliver and/or provide to Buyer, duly executed, the following:

(i) Affidavits of loss or destruction of the share certificates underlying the Shares in the form attached hereto as Schedule 1.3(a)(i);

(ii) True copies, certified as of the date delivered by the CEO of the Company, of resolutions or written consents of the Board of Directors of the Company (the “Board”) and the Sellers, evidencing all necessary company action on the part of the Company to authorize the execution and performance of this Agreement and the other Transaction Documents to which it is a party, and the Transactions contemplated hereunder and thereunder in the form attached hereto as Schedule 1.3(a)(ii);

(iii) A certificate dated as of the date delivered by the CEO of the Company, signed by the CEO of the Company, (A) certifying that attached thereto is a true, correct and complete copy of each of the Organizational Documents of the Company as in effect on the Closing Date, (B) providing evidence of the authority and incumbency, dated as of the Closing Date, of the Persons acting on behalf of the Company in connection with the execution of this Agreement and the other Transaction Documents to which it is a party, and the Transactions contemplated hereunder and thereunder, (C) certifying that the Closing conditions set forth in Sections 6.1 and 6.2 have been satisfied, and (D) certifying that the Company has fully complied with the terms and conditions of that certain letter agreement between the Company and Buyer dated as of March 31, 2022 and attached hereto as Schedule 1.3(a)(iii)(D), in the form attached hereto as Schedule 1.3(a)(iii);

(iv) Evidence, satisfactory to Buyer, of (A) the receipt or waiver of any and all Permits, approvals and consents of any Governmental Authority and any other third parties required to consummate the Transactions, (B) satisfaction of all Closing Liabilities, including, without limitation, payoff letters from the Persons listed as “Payoff Creditors” in Section 3.11 of the Disclosure Schedules;

(v) A closing statement in the form attached hereto as Exhibit B (the “Closing Statement”), setting forth payments due at Closing;

(vi) Employment Agreements between the Company and each of the Founders in the form attached hereto as Schedule 1.3(a)(vi) (the “Employment Agreements”);

(vii) Letters in the form attached hereto as Schedule 1.3(a)(vii) between the Company and each of the Founders, at least two (2) Key Employees and at least nine (9) Remaining Employees setting forth such person’s applicable portion of the Retention Pool (“Retention Letters”);

(viii) evidence of all required insurance policies being in effect and paid for as of Closing; and

(ix) Optionholder Instruments.

(b) Closing Deliveries and Actions of Buyer. At the Closing, Buyer shall deliver, or shall cause to be delivered, the following:

(i) The Closing Cash Payment to the Paying Agent;

(ii) The Escrow Amount to the Escrow Agent;

(iii) The applicable Option Cash-Out Amount to the Paying Agent;

(iv) The Closing Statement; and

(v) A certificate of an officer of Buyer certifying that the Closing conditions set forth in Sections 6.1 and 6.3 have been satisfied.

(c) Upon the Closing, Buyer, the Company and Sellers shall cooperate to cause the transfer of the Shares to Buyer to be immediately reflected on the books and records of the Company and to be filed with and reported to the Israeli Companies Registrar, such that Buyer is shown thereon as the sole record and beneficial holder of all Shares. By way of clarification, to the extent that amounts are delivered to the Escrow Agent or the Section 102 Trustee for payment to a Seller or Optionholder, such amounts shall be treated for all purposes of this Agreement as having been paid to such Seller or Optionholder.

1.4 Post-Closing Working Capital Adjustment.

(a) The Parties acknowledge that the Company prepared and delivered to Buyer a statement setting forth the Company’s good faith calculation of Closing Working Capital (the “Estimated Closing Working Capital”), which statement contains the balance sheet of the Company as of March 31, 2022 (the “Working Capital Date”) (without giving effect to the transactions contemplated hereby), a calculation of Estimated Closing Working Capital (the “Estimated Closing Working Capital Statement”), and a certificate of the CEO that the Estimated Closing Working Capital Statement was prepared in accordance with GAAP consistently applied in accordance with past practice of the Company. Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Sellers Rep a statement setting forth Buyer’s calculation of Closing Working Capital, which statement shall contain an internally prepared unaudited balance sheet of the Company as of the Working Capital Date (without giving effect to the transactions contemplated herein), a calculation of Closing Working Capital (the “Closing Working Capital Statement”) and a certificate of an executive officer of Buyer that the Closing Working Capital Statement was prepared in accordance with GAAP consistently applied in accordance with past practice of the Company. The post-closing adjustment shall be an amount equal to the Closing Working Capital minus the Estimated Closing Working Capital (the “Post-Closing Adjustment”). If the Post-Closing Adjustment is a negative number, Sellers shall pay to Buyer an aggregate amount equal to the absolute value of the Post-Closing Adjustment, with each Seller liable for such Seller’s Pro Rata Portion thereof, to be paid from the Escrow Amount. If the Post-Closing Adjustment is a positive number, Buyer shall pay Sellers an aggregate amount equal to the absolute value of the Post-Closing Adjustment, in accordance with each Seller’s Pro Rata Portion thereof. Notwithstanding the foregoing, it is hereby agreed that if the absolute value of the Post-Closing Adjustment is less than the Threshold Deviation Amount, no adjustment shall be made.

(b) After delivery of the Closing Working Capital Statement to Sellers Rep, Sellers Rep shall have thirty (30) days (the “Review Period”) to review the Closing Working Capital Statement. During the Review Period, Sellers Rep and its accountants shall have access to the books and records of the Company and Buyer to the extent that they relate to the Closing Working Capital Statement and to such historical financial information (to the extent in Buyer’s possession) relating to the Closing Working Capital Statement as Sellers Rep may reasonably request for the purpose of reviewing the Closing Working Capital Statement and, if desired, to prepare a Statement of Objections (defined below), provided, that such access shall be in a manner that does not interfere with the normal business operations of Buyer or the Company. On or prior to the last day of the Review Period, Sellers Rep may object to the Closing Working Capital Statement by delivering to Buyer a written statement setting forth Sellers’ objections in reasonable detail, indicating each disputed item or amount and the basis for Sellers’ disagreement therewith (the “Statement of Objections”). If Sellers Rep fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by Sellers Rep and shall be final, binding and non-appealable by Sellers. If Sellers Rep delivers the Statement of Objections before the expiration of the Review Period, Buyer and Sellers Rep shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by Buyer and Sellers Rep shall be final, binding and non-appealable.

(c) If Sellers Rep and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to the Israeli offices of E&Y, BDO or Deloitte, as selected by Buyer (the “Independent Accountants”). If Disputed Amounts are submitted to the Independent Accountants for resolution, Buyer and Sellers Rep shall each furnish to the Independent Accountants such work papers and other documents and information related to the Disputed Amounts as the Independent Accountants may request and are available to that Party without reasonable undue effort, and each Party shall be afforded the opportunity to present to the Independent Accountants any material relating to the determination, and to discuss the determination with the Independent Accountants, provided, however, that no Party shall have ex parte communications with the Independent Accountants with respect to the substance of the issues in dispute. The Independent Accountants, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Working Capital Statement. The Independent Accountants shall only decide the specific items under dispute by the Parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively. The Independent Accountants shall make a determination as soon as practicable within thirty (30) days (or such other time as the Parties shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Working Capital Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon, and non-appealable by, the Parties.

(d) Sellers shall pay a portion of the fees and expenses of the Independent Accountants equal to 100% multiplied by a fraction, the numerator of which is the amount of Disputed Amounts submitted to the Independent Accountants that are resolved in favor of Buyer (that being the difference between the Independent Accountants’ determination and Sellers’ determination) if any and the denominator of which is the total amount of Disputed Amounts submitted to the Independent Accountants (that being the sum total by which Buyer’s determination and Sellers’ determination differ from the determination of the Independent Accountants). Buyer shall pay that portion of the fees and expenses of the Independent Accountants that Sellers are not required to pay hereunder.

(e) Except as otherwise provided herein, any payment of the Post-Closing Adjustment shall (A) be due (x) within five (5) Business Days after acceptance of the applicable Closing Working Capital Statement or (y) if there are Disputed Amounts, then within five (5) Business Days after the resolution described in clause (iii) above; and (B) be paid by wire transfer of immediately available funds to the Paying Agent for further distribution to the Securityholders.

(f) Adjustments for Tax Purposes. Any payments made pursuant to this Section 1.4 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

1.5 Withholding Taxes.

(a) Each of the Buyer, the Escrow Agent, the Paying Agent, the Company and the Section 102 Trustee or any Person acting on their behalf (each, a “Payor”), as the case may be, shall be entitled to deduct and withhold (and remit to the appropriate Taxing Authority) from any consideration payable or otherwise deliverable to any Person pursuant to this Agreement and the Escrow Agreement such amounts as each Payor determines to be required to be deducted or withheld therefrom under any applicable law, including, without limitation, the Israeli Tax Ordinance; provided that, notwithstanding the foregoing or anything herein to the contrary, the Paying Agent, and no other Party, shall be responsible to so determine, deduct and withhold all such amounts. To the extent that such amounts are so withheld by a Payor, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in respect of whom such deduction and withholding was made by a Payor and the Payor shall promptly provide the applicable Peron with a document evidencing the amount so withheld and remitted to the Taxing Authority with respect to the payment made to such Person.

(b) Notwithstanding Section (a) above, if the Paying Agent provides the Buyer, prior to the Closing Date, with an undertaking as required under Section 6.2.4.3(c) of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Paying Agent Undertaking”), with respect to Israeli Tax, any amount payable to a Seller or Optionholder (each a “Payee”) under this Agreement at the Closing shall be paid to and retained by the Paying Agent, for the benefit of such Payee for a period of up to one-hundred eighty (180) days from the Closing or an earlier date required in writing by such Payee or as otherwise requested by the ITA (the “Withholding Drop Date”) (during which time no amount shall be withheld from amounts paid to the Paying Agent, except as provided below or as requested in writing by the ITA) and during which time, such Payee may obtain (or, if one already exists, present to the Paying Agent) a Valid Certificate. In the event that no later than three (3) Business Days prior to the Withholding Drop Date a Payee submits to the Paying Agent, a Valid Certificate, the Paying Agent, shall act in accordance with the provisions of such Valid Certificate, subject to any deduction and withholding as may be required to be deducted and withheld under any provision of state, local or foreign Tax Law (other than Israeli Tax law). If a Payee: (A) does not provide the Paying Agent, with a Valid Certificate no later than three (3) Business Days prior to the Withholding Drop Date, or (B) submits a written request to the Paying Agent to release the amounts held by the Paying Agent to such Payee, prior to the Withholding Drop Date and fails to submit a Valid Certificate at or before such time, then the amount to be withheld and transferred to the ITA from the amounts payable to such Payee shall be calculated according to the applicable withholding rate (calculated in NIS based on a US$:NIS exchange rate at the payment date) as determined by the Paying Agent. Such amount shall be delivered or caused to be delivered to the ITA by the Paying Agent, and the Paying Agent shall release to such Payee the balance of the amount due to such Payee that is not so withheld, subject to any deduction and withholding as may be required to be deducted and withheld under any provision of state, local or foreign Tax Law (other than Israeli Tax law). For the avoidance of doubt, if the Paying Agent Undertaking is provided to Buyer prior to the Closing Date, then a Payee shall not be required to provide a Payor a Valid Certificate (and thus no withholding of Tax shall apply) with respect to such Payee’s portion of the Escrow Amount and the Expense Amount, until the actual payment of such amount or any portions thereof to each such Payee is made, in which case any applicable withholding will be calculated (as provided above) and delivered to the ITA. Any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee.

(c) In the event that a Payor receives a demand from the ITA to withhold any amount in respect of any recipient and transfer it to the ITA prior to the Withholding Drop Date, the Payor (i) shall notify such recipient of such matter promptly after receipt of such demand, and provide such recipient with reasonable time (but in no event less than thirty (30) days, unless otherwise explicitly required by the ITA or any applicable legal requirements) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA (a “Valid Certificate”), and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such recipient to the Payor, transfer to the ITA any amount so demanded, including any interest, indexation and fines required by the ITA in respect thereof, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such recipient.

(d) Notwithstanding anything to the contrary in this Agreement, until a recipient presents to Payor a Valid Certificate (which provides an exemption from Tax withholding) or evidence satisfactory to Payor that the full applicable Tax amount with respect to such recipient, as reasonably determined by Payor, is withheld, no portion of the Closing Cash Payment shall be released to such recipient.

(e) The aforementioned shall also apply to Earnout Payments, mutatis mutandis. Any amount of Earnout Payments required to be withheld shall be withheld solely in cash, and funded first through a reduction from any portion of the Earnout Payment then payable to such Payee in cash, and to the extent there is insufficient cash to permit such withholding, through the forfeiture or sale of the portion of the Buyer Shares otherwise deliverable to such Payee that is required to enable the Payor to comply with applicable deduction or withholding requirements. Each Payee hereby waives, releases and absolutely and forever discharges Payor or anyone acting on its behalf from and against any and all claims for any Losses in connection with the forfeiture or sale of any portion of the Buyer Shares otherwise deliverable to such Payee in compliance with the withholding requirements under this Section. To the extent that the Payor is unable, for whatever reason, to sell the applicable portion of Buyer Shares required to finance applicable deduction or withholding requirements, then the Payor shall be entitled to hold all of the Buyer Shares otherwise deliverable to the applicable Payee until the earlier of: (a) the receipt of a Valid Certificate from the Payee fully exempting the Payor from tax withholding; or (b) such time when the Payor is practically able to sell the portion of such shares otherwise deliverable to such Payee that is required to enable the Payor to comply with such applicable deduction or withholding requirements. Any costs or expenses incurred by the relevant Payor in connection with such sale shall be borne by, and deducted from the payment to, the applicable Payee.

(f) Notwithstanding anything to the contrary herein, any payments made to holders of Company Options will be subject to deduction or withholding of Israeli Tax under the Israeli Tax Ordinance on the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, unless (i) with respect to Israeli resident holders of Company Options, the Option Tax Ruling (or the Interim Options Ruling) shall have been obtained before the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, in which case the deduction and withholding of any Israeli Taxes will be made only in accordance with the provisions of such Option Tax Ruling and/or Interim Options Ruling, and (ii) with respect to non-Israeli holders of Company Options, a Valid Certificate was provided, in which case the deduction and withholding of any Israeli Taxes will be made only in accordance with the provisions of such Valid Certificate.

(g) As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for the Option Tax Ruling (which shall be approved by the Buyer and its Israeli counsel prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed). The Company and the Buyer shall cause their respective legal counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable legal requirements to obtain the Option Tax Ruling as promptly as practicable. The final text of the application for the Option Tax Ruling, and the final texts of the Option Tax Ruling themselves, including appendices thereof, shall be subject to the prior written confirmation of Buyer, not to be unreasonably withheld, conditioned or delayed. Should Buyer’s counsel not be able to attend any meeting with the ITA, the Company shall provide Buyer with an update of such meeting within two (2) Business Days of such meeting. If the Option Tax Ruling is not granted prior to the Closing, the Company shall seek to receive prior to the Closing an interim tax ruling confirming among others that Buyer and anyone acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding Tax in relation to any payments made to the Section 102 Trustee with respect to Section 102 Options and Section 3(i) Options (which interim tax ruling may be subject to customary conditions regularly associated with such an interim tax ruling) (the “Interim Options Ruling”). All references herein to the Option Tax Ruling shall be deemed to refer to the Interim Option Ruling until such time that a final definitive Option Tax Ruling is obtained.

1.6 Paying Agent. Under the Paying Agent Agreement, the Paying Agent shall (i) act as paying agent and withholding agent with respect to the payment to the Sellers of the Closing Cash Payment to Sellers (provided that solely with respect to the Carve Out Amounts, such payment shall be made to the Company for further distribution to the Carve Out Participants); (ii) act as paying agent and withholding agent with respect to the payment to each Seller of any funds released from the Escrow Amount for the benefit of the Sellers in accordance with this Agreement and the Escrow Agreement (other than any portion of the Escrow Amount payable to the Carve Out Participants, which will be paid to the Company for further payment to the Carve Out Participants); (iii) act as paying agent and withholding agent with respect to the payment to each Seller of its portion of any funds released from the Expense Fund for the benefit of the Indemnifying Parties (other than any portion of the Expense Fund payable to the Carve Out Participants, which will be paid to the Company for further payment to the Carve Out Participants in accordance with this Agreement); and (iv) assume the obligations as paying agent under the Paying Agent Undertaking; in each of (i) through (iv), in accordance with the terms of this Agreement and the Paying Agent Agreement.

1.7 Waiver of Pre-Emptive Rights and Restrictions. Each Seller hereby waives and, prior to the Closing, shall procure the waiver by all other relevant Persons of, any and all rights of pre-emption, rights of first refusal, rights of approval, or other similar rights or restrictions which relate to the Shares of such Seller, whether arising under any Contract, the Company’s Articles of Association (the “Articles of Association”), Legal Requirements or otherwise.

1.8 Termination of Certain Agreements. By their execution of this Agreement, the Seller Parties who are parties thereto hereby terminate, effective immediately prior to and contingent upon the Closing, (i) the 2020 Executive Retention Plan Agreement, (ii) the Third Amended and Restated Investors’ Rights Agreement, dated as of July 25, 2018, and (iii) the Convertible Loan Agreement between the Company and ASF Ventures LLC, dated November 28, 2021, which upon the Closing shall be null and void and of no further effect.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS

Subject to any exceptions that are expressly and specifically set forth in the disclosure schedules delivered by the Sellers and the Company to Buyer concurrently with the execution and delivery of this Agreement, dated as of the date hereof and that have been agreed to by Sellers and Buyer and attached to this Agreement (the “Disclosure Schedules”) (it being understood and hereby agreed that (i) the information set forth in the Disclosure Schedules shall be disclosed under separate section and subsection references that correspond to the sections and subsections of this Article II or Article III to which such information relates, and (ii) the information set forth in each section and subsection of the Disclosure Schedules shall qualify (A) the representations and warranties set forth in the corresponding section or subsections of this Article II or Article III, and (B) any other representations and warranties set forth in this Article II or Article III, to the extent there is a cross-reference thereto or it is readily apparent on the face of such disclosure (without reference to any document(s) referenced therein) that such disclosure applies to such other representations and warranties), each Seller hereby represents and warrants, severally, and not jointly, as to itself only and not to any other Seller (references to “Seller” refer to such Seller), to Buyer, as of the Effective Date, as follows:

2.1 Authority and Enforceability. Seller has all requisite power and authority to enter into the Transaction Documents to which it is a party and to perform its obligations thereunder and otherwise necessary for the consummation of the Transactions. The execution, delivery and performance by Seller of the Transaction Documents and each certificate and other instrument required to be executed and delivered by Seller pursuant thereto and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Seller, as applicable. The Transaction Documents and each certificate and other instrument required to be executed and delivered by Seller pursuant thereto have been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to (a) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.

2.2 Ownership. As of immediately prior to the Closing, Seller is the legal and beneficial owner of all of the Shares set forth opposite such Seller’s name on Schedule A. None of the Shares held by Seller are subject to any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by any Legal Requirement, the Articles of Association, or any Contract to which Seller is a party or by which Seller or any of its assets is bound, obligating Seller to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests in the Company or other rights to purchase or otherwise acquire any Equity Interests in the Company, whether vested or unvested, and Seller has not made any promise or agreement (whether or not enforceable, written or oral) to sell, assign or otherwise transfer any Equity Interests in the Company to any Person.

2.3 No Conflicts. The execution and delivery of the Transaction Documents, each certificate and other instrument required to be executed and delivered by Seller pursuant thereto, the compliance with the provisions of the Transaction Documents and each certificate or other instrument required to be executed and delivered by Seller pursuant thereto, the consummation of the Transactions contemplated thereby, in each case, will not (a) conflict with or violate the governing documents, (b)(i) conflict in any respect with, (ii) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, (iii) result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or (iv) require any notice, consent or waiver under, any Contract to which Seller is a party or by which Seller is bound, (c) result in the creation or imposition of any Encumbrance upon any assets of the Company, other than Permitted Encumbrances, or (d) violate in any material respect any Legal Requirements applicable to Seller or any of his or its properties or assets.

2.4 Litigation. There is no Action pending or, to Seller’s actual knowledge, threatened against Seller (i) relating, directly or indirectly, to the Company or the Business, (ii) in connection with the Shares, (iii) to restrain or prevent the consummation of the Transactions, or (iv) that might affect the right of Buyer to own the Shares or otherwise operate the Business.

2.5 OFAC; Bad Actor.

(a) With respect to such Seller, none of: (1) such Seller; (2) any Person controlling or controlled by such Seller; (3) if such Seller is a privately-held entity, any Person having a beneficial interest in such Seller; (4) any Person for whom such Seller is acting as agent or nominee in connection with the ownership of any Shares, or (5) any beneficial owner of any interests in Shares held by such Seller (a “Seller Related Party”), is a country, territory, or Person named on an Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) list, or a Person prohibited under any rule, regulation or program of OFAC or any other U.S. sanctions or similar U.S. regulatory scheme.

(b) No Seller Related Party of such Seller would be disqualified under Rule 506(d) of the Securities Act on the basis of being a “bad actor.”

2.6 Securities Representations.

(a) Sellers acknowledge and agree that the Buyer Shares will bear one or more of the following legends, as appropriate:

(i) SELLER UNDERSTANDS THE SPECULATIVE NATURE OF AND RISK INVOLVED IN RECEIVING BUYER SHARES (AS DEFINED THEREIN) AS CONSIDERATION UNDER THE SHARE PURCHASE AGREEMENT, DATED APRIL 12, 2022; and/or

(ii) THE BUYER SHARES (AS DEFINED IN THE SHARE PURCHASE AGREEMENT, DATED APRIL 12, 2022 (THE “SPA”)) RECEIVED BY SELLER AS CONSIDERATION UNDER THE SPA WERE ISSUED TO IT IN RELIANCE ON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF UNITED STATES FEDERAL AND STATE SECURITIES LAWS UNDER REGULATION S PROMULGATED UNDER THE SECURITIES ACT (“REGULATION S”) AND THAT BUYER IS RELYING UPON THE TRUTH AND ACCURACY OF THE REPRESENTATIONS, WARRANTIES, AGREEMENTS, ACKNOWLEDGMENTS AND UNDERSTANDINGS OF EACH SELLER SET FORTH THEREIN IN ORDER TO DETERMINE THE APPLICABILITY OF SUCH EXEMPTIONS AND THE SUITABILITY OF EACH SELLER TO ACQUIRE THE BUYER SHARES.

(b) If Seller has chosen to do so, Seller has been represented by such legal and tax counsel and other professionals, each of whom has been personally selected by Seller, as Seller has found necessary to consult concerning the receipt of Buyer Shares, and such representation has included an examination of all applicable documents and an analysis of all tax, financial, and securities law aspects thereof deemed to be necessary. Seller, together with Seller’s counsel, Seller’s advisors, and such other Persons, if any, with whom Seller has found it necessary or advisable to consult, have sufficient knowledge and experience in business and financial matters to evaluate the information set forth in the Transaction Documents and the risks associated with the Buyer Shares and to make an informed decision with respect thereto. Further, Seller has been given the opportunity for a reasonable time period prior to the date hereof to ask questions of, and receive answers from, Buyer, or its representatives concerning the Buyer Shares and has been given the opportunity for a reasonable time period prior to the date hereof to verify the accuracy thereof.

(c) With respect to the United States federal, state and foreign tax aspects of Seller’s receipt of Buyer Shares hereunder, Seller is relying solely upon the advice of Seller’s own tax advisors, and/or upon Seller’s own knowledge with respect thereto.

(d) Seller has not relied, and will not rely upon, any information with respect to Buyer Shares other than the information contained herein and information that is publicly available.

(e) Seller understands that no Person has been authorized to make representations or to give any information or literature with respect to Buyer Shares that is inconsistent with the information that is set forth herein or that is publicly available.

(f) Seller understands that, other than as provided herein, no covenants, representations or warranties have been authorized by or will be binding upon Buyer, with regard to the Buyer Shares.

(g) Such Seller is either:

(i) a “sophisticated investor” (as described in Rule 506(b)(2)(ii) of Regulation D promulgated under the Securities Act) and/or an “accredited investor” (as defined in Rule 501 of Regulation D promulgated under the Securities Act), such Seller is a “sophisticated investor” and/or an “accredited investor,” as applicable; or

(ii)	(1)	not a U.S. Person (as defined in in 17 CFR 230.902(k); and

(2)	At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, each Seller was outside of the United States;

(h) In addition to any other restrictions on the transfer of Buyer Shares set forth herein, (A) each Seller will not, during the period commencing on the date of issuance of the Buyer Shares and ending on the first anniversary of such date, or such shorter period as may be permitted by Regulation S or other applicable securities law (“Restricted Period”), offer, sell, pledge or otherwise transfer the Buyer Shares in the United States, or to a U.S. Person for the account or benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S, and (B) each Seller will, after expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Buyer Shares only pursuant to registration under the Securities Act or an available exemption therefrom and, in accordance with all applicable state and foreign securities laws.

(i) No Seller, nor or any Person acting on its behalf, has engaged, nor will engage, in any directed selling efforts to U.S. Citizens with respect to the Buyer Shares and each Seller and any Person acting on its behalf have complied and will comply with the “offering restrictions” requirements of Regulation S.

(j) Seller confirms that although one of Seller’s motivations for receiving the Buyer Shares is to derive economic benefits therefrom, Seller is aware that receipt of the Buyer Shares is speculative involving risk and there is no guarantee that Seller will realize any gain from Seller’s receipt of the Buyer Shares or realize any tax benefits therefrom and Seller is further aware that, with respect to the consideration received in the form of Buyer Shares, Seller may lose all or a substantial part of Seller’s consideration for the sale of its Shares hereunder. Seller can afford to lose the entire consideration received in the form of Buyer Shares. Seller understands that there are restrictions on the transferability of the Buyer Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to any exceptions that are expressly and specifically set forth in the Disclosure Schedules, the Company hereby represents and warrants to Buyer, as of the Effective Date, as follows:

3.1 Organization and Good Standing.

(a) The Company is a company duly organized and validly existing under the laws of the State of Israel. As of immediately prior to the Closing, each Seller is the legal and beneficial owner of all of the Shares set forth opposite such Seller’s name on Schedule A, which, together, represent all of the issued and outstanding share capital of the Company. The Company has the requisite company power to own, lease and operate its assets and properties and to carry on the Business as currently conducted and as currently contemplated to be conducted. The Company is duly qualified or licensed to do business, is not in a state of suspension, and is in good standing as a foreign corporation, in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary to its business as currently conducted. Sellers have Made Available a true, correct, complete and up-to-date copy of the Articles of Association, in full force and effect on the Effective Date. No amendment to the Articles of Association has been approved by any Seller Party.

(b) The Company does not own any shares of capital stock or any Equity Interest in, nor does it control, directly or indirectly, any other company, corporation, limited liability company, partnership, association, joint venture or other business entity.

(c) The Company has no Subsidiaries in any jurisdiction.

3.2 Authority and Enforceability. The Company has all requisite power and authority to enter into the Transaction Documents to which it is a party and to perform its obligations thereunder and otherwise necessary for the consummation of the Transactions contemplated thereby. The execution, delivery and performance by the Company of the Transaction Documents and each certificate and other instrument required to be executed and delivered by the Company pursuant thereto and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary company or similar action on the part of the Company. The Transaction Documents and each certificate and other instrument required to be executed and delivered by the Company pursuant thereto have been duly and validly executed and delivered by the Sellers and the Company (as applicable) and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

3.3 Governmental Approvals and Consents. No consent, notice, waiver, approval, Governmental Order or authorization of, or registration, declaration or filing with any Governmental Authority, is required by, or with respect to, the Company in connection with the execution and delivery of the Transaction Documents to which it is a party, or the consummation of the Transactions contemplated thereby, except as described in Section 3.3 of the Disclosure Schedules.

3.4 No Conflicts. The execution and delivery of the Transaction Documents, each certificate and other instrument required to be executed and delivered by the Company pursuant thereto, the compliance with the provisions of the Transaction Documents and each certificate or other instrument required to be executed and delivered by the Company pursuant thereto, the consummation of the Transactions contemplated thereby, in each case, will not (a) conflict with or violate the Articles of Association or any other Organizational Document of the Company, (b)(i) conflict in any material respect with, (ii) result in a material breach of, constitute (with or without due notice or lapse of time or both) a material default under, (iii) result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or (iv) require any notice, consent or waiver under, any Contract to which the Company is a party or by which the Company is bound, (c) result in the creation or imposition of any Encumbrance upon any Shares or any assets of the Company, or (d) violate in any material respect any Legal Requirements applicable to the Company or any of its properties or assets. Section 3.4 of the Disclosure Schedules sets forth all necessary consents, waivers, notices and approvals of parties to any Contracts as are required thereunder in connection with the Transactions, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Closing so as to preserve all rights of, and benefits to, the Company under such Contract from and after the Closing.

3.5 Capital Structure; Options.

(a) The authorized share capital of the Company consists of NIS 103,769.69, divided into: (i) 7,961,479 Ordinary Shares, of which 1,379,129 are issued and outstanding on the Effective Date, (ii) 209,738 Preferred A-1 Shares, all of which are issued and outstanding on the Effective Date, (iii) 237,535 Preferred A-2 Shares, all of which are issued and outstanding on the Effective Date, (iv) 631,248 Preferred B Shares, all of which are issued and outstanding on the Effective Date, (v) 380,000 Preferred B-1 Shares, of which 361,727 are issued and outstanding on the Effective Date, and (vi) 956,969 Preferred B-2 Shares, of which 939,917 are issued and outstanding on the Effective Date.

(b) Section 3.5(b) of the Disclosure Schedules sets forth the holders of all of the authorized and issued Equity Interests of the Company, including, without limitation, all Shares and Options, and the percentage ownership of all Equity Interests represented by such Equity Interests held by each holder. Following the Options Cash Out, the Shares represent one hundred percent (100%) of the Equity Interests in the Company. Following the Options Cash Out, other than the Shares, the Company has no other Equity Interest authorized, issued or outstanding and no Seller Party has made any promises (whether or not enforceable, written or oral) to issue any Equity Interests, and no Person other than Sellers has any Equity Interests in the Company, stock or interest appreciation rights, stock or interest units, share schemes, calls or rights, or is party to any Contract (other than this Agreement) of any character to which any Seller Party is a party or by which they or their respective Shares in the Company are bound. None of the Shares are subject to any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by any Legal Requirement (other than the Articles of Association), or any Contract to which any Seller Party is a party or by which any Seller Party or any of its assets is bound, obligating any Seller Party to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests in the Company or other rights to purchase or otherwise acquire any Equity Interests in the Company, whether vested or unvested. All of the Equity Interests, as applicable, were issued in compliance with Legal Requirements and all requirements set forth in the Articles of Association and any applicable Contracts to which any Seller Party is a party or by which any Seller Party or any of its assets are bound, including all rights of participation, rights of first refusal or similar rights. Other than the Articles of Association and this Agreement, there are no Contracts relating to voting, purchase, sale or transfer of any Share.

(c) As of immediately prior to the consummation of the Options Cash Out, 122,248 Ordinary Shares are reserved for issuance in connection with the exercise of Options granted pursuant to the Company Option Plan. Except for the Company Option Plan, there are no other plans of the Company pursuant to which any share option or other equity award is outstanding or capable of being granted. Section 3.5(c) of the Disclosure Schedules sets forth a correct and complete list showing each outstanding Option granted by the Company, including the holder thereof, an indication of whether the holder is an employee of the Company, a description of the exercise, conversion or exchange rights relating to such Option, including a schedule of vesting, the exercise price, purchase price, or repurchase price, as applicable, therefor, and the type and amount of securities into which such Options are exercisable, convertible or exchangeable, with respect to Options granted to Israeli taxpayers, whether such Option was granted under Section 3(i) or Section 102 of the Israeli Tax Ordinance (and under which subsection thereof), and with respect to Options granted to non-Israeli taxpayers, whether such Option was granted under Section 3(i) or Section 102 of the Israeli Tax Ordinance (and under which subsection thereof). All Options outstanding immediately prior to the consummation of the Options Cash Out have been documented under the Company’s standard form of agreement or award document, a correct and complete copy of which has been Made Available to Buyer, without material deviation or amendment, modification or supplement, and the Company has Made Available to Buyer correct and complete copies of all agreement or award documents relating to the Options. As of immediately prior to the consummation of the Options Cash Out, the Company will have taken all actions under the Company Option Plan and otherwise necessary to cause the vesting schedule of each Option to accelerate as a consequence of the sale of Shares hereunder and the other Transactions. As of the Closing Date, (i) all Options have been cashed-out and/or cancelled, and no Options remain outstanding (whether vested or unvested), and (ii) the Company has taken all actions under the Company Option Plan and otherwise necessary to cause each of the Options to be canceled and extinguished. All Options intended to qualify under Section 102(b)(2) of the Israeli Tax Ordinance have been made in accordance with Legal Requirements in order to so qualify, including having been deposited with the Section 102 Trustee in a timely manner, in compliance with all clarifications and guidelines published by the ITA with respect thereto. The Company has not granted equity awards to employees or service providers of the Company in any form other than Options.

3.6 Financial Statements; ROAS.

(a) Complete copies of the Company’s audited financial statements consisting of the balance sheet and income statement, shareholders’ equity and cash flows of the Company as of December 31 in each of the years 2017, 2018, 2019, and 2020 (the “Audited Financials”), and the unaudited financial statements consisting of the balance sheet and income statement, shareholders’ equity and cash flows of the Company for the period of January 1, 2021 through December 31, 2021 (the “Unaudited Financials”; and together with the Audited Financials, the “Financial Statements”) have been Made Available to Buyer. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved. The Financial Statements are based on the books and records of the Company, and fairly present, in all material respects, the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The balance sheet of the Company as of December 31, 2021 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.”

(b) The revenues set forth in the Financial Statements are derived from the Business, and no portion of such revenues is owned by any other Person (including, without limitation, Sellers or any employee of the Company). Since the Balance Sheet Date, there has been no Material Adverse Effect on the Business, assets, Liabilities, properties, operations (including results thereof), condition (financial or otherwise) or prospects of the Company.

(c) The Company maintains and has maintained a system of internal accounting controls and procedures sufficient to provide reasonable assurance that: (i) all transactions are executed in accordance with the general or specific authorization of the management of the Company; (ii) all transactions are recorded as necessary in order to permit the preparation of financial statements in conformity with GAAP, (iii) all invoices to clients reflect valid claims for services provided by the Company; (iv) use of the Company’s assets is permitted only in accordance with the general or specific authorization of the Company’s management; and (v) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company does not maintain and has not maintained any off-the-books accounts. The Company has delivered or Made Available to Buyer true, correct and complete copies of all policies, manuals and other documents promulgating or describing the Company’s internal accounting controls and procedures.

(d) The ROAS of the Company showing the Ad Spend per month from January 1, 2017 through January 31, 2022, with the Gross Revenue generated per each Monthly Acquired Cohort set forth in Schedule 3.6(d) are true, accurate and complete. For purposes of this paragraph (d):

“ROAS” means the Gross Revenue generated by a specific Monthly Acquired Cohort, divided by the Ad Spend applied to acquire such specific Monthly Acquired Cohort

“Gross Revenue” means the total revenue from Google, Apple, PayPal and credit card payments before the deduction of any applicable fees from users acquired.

“Ad Spend” means the total dollar amount paid by the Company on advertising, less any agency fees and other indirect costs.

“Monthly Acquired Cohort” means the users acquired one specific month, for which Gross Revenue can be tracked over time to calculate ROAS.

3.7 Bank Accounts; Bank Statements.

(a) Section 3.7(a)(i) of the Disclosure Schedules sets forth all of the bank accounts of the Company or otherwise used in the Business (the “Business Bank Accounts”). No bank accounts are used by the Company or otherwise used in the Business other than the Business Bank Accounts. The Business Bank Accounts are used exclusively by the Company for the Business and for no other business or purpose, including, without limitation, any personal use by Sellers or any other Person. Except as set forth in Section 3.7(a)(ii) of the Disclosure Schedules, no transaction related to the Business has been effected through any bank account other than the Business Bank Accounts.

(b) Attached as Section 3.7(b) of the Disclosure Schedules is a bank statement relating to the Company and the Business as of January 31, 2022.

3.8 Litigation. Except as disclosed in Section 3.8 of the Disclosure Schedules, there is no Action pending or, to Company’s Knowledge, threatened against the Company or otherwise (i) relating, directly or indirectly, to the Company or the Business, (ii) in connection with the Shares, (iii) to restrain or prevent the consummation of the Transactions, or (iv) that could reasonably affect the right of Buyer to own the Shares or otherwise operate the Business, nor, to Company’s Knowledge, is there any basis for any of the foregoing.

3.9 Absence of Certain Changes, Events and Conditions. Since the Balance Sheet Date, the Company has conducted the Business, only in the usual and ordinary course consistent with past practice and the Company has not experienced, nor is there any expectation by the Company that the Company shall experience, any one or more events, circumstances, conditions or changes, which result in, or which may be expected to result in, any Material Adverse Effect on the Business or the Company. Without limiting the foregoing, there has not been any: (i) change in the accounting methods, principles or practices followed by the Company; (ii) adoption of or change in any Benefit Plan or labor policy of the Company; or (iii) sale, assignment, conveyance, lease, or other disposition of any asset or property of the Company (other in the ordinary course of business).

3.10 Title and Sufficiency of Assets. The Company has, and will have immediately following the Closing, good, valid and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in the Business, free and clear of any Encumbrances. Such tangible properties and assets comprise all of the tangible assets and Real Property necessary to carry on the Business immediately following the Closing Date in all respects as such Business has been operated during the calendar year prior to the Closing Date and through immediately prior to the Closing Date. Section 3.10 of the Disclosure Schedules sets forth all of the assets and equipment used in the Business.

3.11 Undisclosed Liabilities. The Company does not have any Liability, whether known or unknown, whether absolute, contingent or otherwise, except for Liabilities set forth (i) in the Financial Statements (excluding any notes thereto), (ii) accrued salaries and benefits payments that have been incurred by the Company since the Balance Sheet Date in the ordinary course of business and consistent with past practice, (iii) other accounts payable that have been incurred by the Company since the Balance Sheet Date in the ordinary course of business and consistent with past practice, which do not need exceed Two Hundred Thousand Dollars ($200,000) in the aggregate, or (iv) the Closing Liabilities, all of which Closing Liabilities shall be paid, in full, from the Closing Cash Payment upon the Closing.

3.12 Legal Compliance; Permits. The Company has complied, and is now complying, in all material respects with all Laws applicable to the conduct of the Business as currently conducted. To the Company’s Knowledge there are no Permits required for the Company to conduct the Business as currently conducted. The Company has not received, at any time, any notice or other communication (whether oral or written) from any Governmental Authority regarding any (i) violation of, or failure to comply with, any Law applicable to the operation of the Business, (ii) Material Adverse Effect in the status or terms and conditions of any Permit or that, by virtue of the Transactions, any Permit may not be granted or renewed, or (iii) any actual or alleged obligation on the part of any Seller Party to undertake, or to bear all or any portion of the cost of, any remedial action of any nature with respect to the Business.

3.13 Environmental Matters. To the Company’s Knowledge, the Company has never, nor any of its assets or properties have ever, occupied or used any Real Property that has been the subject of any environmental audit or any evaluation, assessment, study or test. The Company (or anyone acting on its behalf) has not stored, treated, transported or disposed of any substance which might damage or pollute the environment (including surface water, ground water, air and land) or be a hazard to human beings other than in a safe manner in accordance with Legal Requirements.

3.14 Clients and Suppliers.

(a) Except as disclosed in Section 3.14(a)(i) of the Disclosure Schedules, there are no clients to whom the Company has provided services or otherwise of the Business the loss of which could reasonably be expected to result in a Material Adverse Effect with respect to the Business or the Company.

(b) There are no vendors, suppliers, contractors, or consultants from whom the Company has purchased goods and/or services, the loss of which could reasonably be expected to result in a Material Adverse Effect with respect to the Business or the Company. Set forth in Section 3.14(b)(ii) of the Disclosure Schedules is a true and accurate list of the top ten (10) suppliers, vendors and consultants of the Company (by expenditure level) during calendar years 2019, 2020 and 2021 (collectively, the “Material Suppliers”), and the aggregate amount paid by the Company to each such Material Supplier during such periods. No Material Supplier has expressed in writing to the Company or any Seller, and neither the Company nor any Seller has Knowledge of, a Material Supplier’s intention or desire to cancel or otherwise terminate its relationship with the Company.

(c) Except as disclosed in Section 3.14(c) of the Disclosure Schedules, (i) the Company is, and has always been, in good standing with Google, Apple, Facebook and all other vendors, and (ii) to the Company’s Knowledge, the Company is not, and has never been, in breach of Google’s, Apple’s, Facebook’s and all other vendors’ and suppliers’ terms and conditions, policies, procedures and rules.

3.15 Applications and Websites Revenue; Visitor Activity.

(a) Section 3.15(a) of the Disclosure Schedules sets forth the total (i) gross revenue and (ii) net revenue, received by the Company from the Applications and Websites for each calendar month for the two (2) year period ended December 31, 2021.

(b) Section 3.15(b) of the Disclosure Schedules sets forth the total Visitor Activity for each calendar month for the two (2) year period ended December 31, 2021. The Company has never taken any action to artificially increase, inflate, or otherwise obfuscate Visitor Activity.

3.16 Domain Names; Social Media Accounts.

(a) There are no domain names associated or used in conjunction with, or otherwise related to, the Applications and Websites other than the Domains. The Domains are registered in the name of the Company and as of the Effective Date, with respect to the Domains, the Company is up to date and paid in full with the applicable domain name registrar. There is no current or pending litigation relating to the Domains, or, to the Company’s Knowledge, any threatened claim or litigation relating to the Domains.

(b) The Company’s use of Social Media Accounts complies with, and, in the 12-month period prior to the Effective Date has complied in all material respects with, (i) all terms and conditions, terms of use, terms of service and other Contracts applicable to such Social Media Accounts; and (ii) applicable Legal Requirements. No employee, consultant or contractor of Company has any rights in any Intellectual Property or other rights to or regarding any Social Media Account relating to the Company.

3.17 No Disabling Mechanism. The Application and Website Content, the Application and Website Documentation and the Software do not contain any disabling mechanism or protection feature designed to prevent their use, computer virus, worm, software lock, drop dead device, Trojan horse routine, trap door, time bomb or any other codes or instructions that may be used to access, modify, delete, damage or disable the Application and Website Content, the Application and Website Documentation, the Software or any computer system on which either of the foregoing is installed or in connection with which they may operate.

3.18 Contracts.

(a) Section 3.18 (a) of the Disclosure Schedules lists each of the following Contracts of the Company (such Contracts, together with all Contracts required to be listed or otherwise disclosed in any other Section of the Disclosure Schedules, being “Material Contracts”): (i) each Contract of the Company (other than employment agreements) involving aggregate consideration in excess of twenty-five thousand dollars ($25,000) per annum and which, in each case, cannot be cancelled by the Company without penalty or without more than ninety (90) days’ notice (and, to the extent not captured by the foregoing, each Contract with a Material Supplier); (iii) all Contracts that provide for unlimited indemnification by the Company of any Person (other than for infringement of intellectual property rights, breach of confidentiality and data security obligations, fraud, willful misconduct and gross negligence), or the assumption of any Tax of any Person other than VAT and sales tax; (iv) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise); (iv) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party; (vi) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party; (vii) except for Contracts relating to trade receivables, all Contracts relating to indebtedness (including, without limitation, guarantees) of the Company; (viii) all Contracts with any Governmental Authority to which the Company is a party; (ix) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time; (x) all Contracts that limit or purport to limit the ability of any officer or employee of the Company to compete with the Company in any geographic area or during any period of time; (xi) any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement by the Company; (xii) all Contracts between or among the Company on the one hand and any Seller or any Affiliate of any Seller (other than the Company) on the other hand; (xiii) all collective bargaining agreements or Contracts with any labor organization, union or association to which the Company is a party; and (xiv) any other Contract the expiry or termination of which would cause a Material Adverse Effect to the Company and not previously disclosed pursuant to this Section 3.18(a).

(b) Each Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect. Neither the Company nor, to Company’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate or alter in any material respect, any Material Contract. To Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute or give rise to an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been Made Available to Buyer. The Company has not given any powers of attorney or comparable delegations of authority to any Person for any reason other than the ordinary course powers of attorney to represent the Company on Tax matters set forth in Section 3.18(b) of the Disclosure Schedules, and no such power of attorney or comparable delegations of authority are in effect with respect to the Company.

3.19 Real Estate. Other than as disclosed in Section 3.19 of the Disclosure Schedules, the Company does not own or lease or have any ownership or leasehold interest in any Real Property and no Real Property is owned or leased in the operation of the Business.

3.20 Employee Benefits.

(a) Employee Plans. Except as set for in Section 3.20(a) of the Disclosure Schedules, the Company has never had any (i) plans, contracts or documents pursuant to which any current or former employee, officer, director, consultant, subcontractor or other service provider of the Company has been provided with a benefit or for which the Company has incurred or may incur a Liability, including, but not limited to, any bonus, share option, share purchase, restricted share, incentive, change of control pay, deferred compensation, medical, health, “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, welfare, death, vacation pay, life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, whether written, unwritten or otherwise, and all employment, consulting, termination, severance or other contracts or agreements to which the Company is a party, with respect to which the Company has or could have any direct or indirect liability or obligation (whether accrued, absolute, contingent, or otherwise) or which are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer, director, consultant, subcontractor or other service provider of the Company or any of their respective dependents or beneficiaries, or (ii) Contracts between the Company and any employee, officer, director, consultant, subcontractor or other service provider of the Company or any of their respective dependents or beneficiaries, including any Contracts relating in any way to a sale of the Company (collectively, all items specified in the foregoing clauses (i) and (ii), the “Employee Plans”).

(b) Severance, Change in Control, and Retiree Plans. Except as set forth in Section 3.20(b) of the Disclosure Schedules, no Contract of the Company: (i) provides for the payment of separation, severance, termination or similar-type benefits to any Person; (ii) obligates the Company to pay separation, severance, termination or similar-type benefits solely or partially as a result of the transactions contemplated by this Agreement or the Transaction Documents; (iii) obligates the Company to make any payment or provide any benefit as a result of the transactions contemplated by this Agreement or the Transaction Documents; (iv) provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer, director, consultant, or service provider of the Company, except as required by Legal Requirements. Except as provided by this Agreement, the execution of, and performance of the Transactions will not constitute an event under any Contract or agreement that will or may reasonably be expected to result in any payment, acceleration, vesting or increase in benefits with respect to any employee, former employee or director of the Company.

(c) Excess Parachute Payments. The execution of, and performance of the Transactions will not constitute an event under any Contract or other agreement that will or may reasonably be expected to result in any payment (whether severance pay or otherwise), acceleration, vesting or increase in benefits with respect to any current or former employee, officer, director or other service provider of the Company, whether or not any such payment would be an “excess parachute payment” (within the meaning of Section 280G of the Code). The Company is not obligated to make any payments that reasonably could be expected to be “excess parachute payments” pursuant to Section 280G of the Code. Section 3.20(c) of the Disclosure Schedules lists each “disqualified individual” (as defined in Section 280G of the Code) determined as of the Effective Date. There is no written or unwritten agreement, plan, arrangement or other Contract by which the Company is bound to compensate any individual for excise Taxes paid pursuant to Section 4999 of the Code.

(d) Israeli Severance Law. The obligations of the Company to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law (5723-1963) and vacation pursuant to the Israeli Annual Leave Law – 1951 and any Contract are fully funded or accrued on the Financial Statements and, except as set forth in Section 3.20(d) of the Disclosure Schedules, all Israeli Employees have been subject to the provisions of Section 14 of the Israeli Severance Pay Law (5723-1963) with respect to such statutory severance pay from the date of commencement of their employment with the Company.

3.21 Labor and Employment Matters.

(a) Employees, Consultants and Service Providers. Section 3.21(a)(i) of the Disclosure Schedules contains a list of the name of each employee, consultant or other service provider of the Company and the country (and state) in which each such employee, consultant or other service provider is based and primarily performs his or her duties or services (except where the disclosure of such information would be prohibited by Data Protection Laws without the individual’s consent). The Company has Made Available, insofar as permitted under Legal Requirements, to Buyer the total number of individuals employed by the Company, the details of the formal employer, salary and other benefits, each such person’s position or function, full-time or part-time status, including each of the Company’s employees’ classification as either exempt or non-exempt from the overtime requirements under Legal Requirements, date of hire and period of continuous employment, the locations where employees are based and primarily perform their duties, annual base salary or hourly wage rate, and any incentive or bonus arrangement with respect to such person (except where the disclosure of such information would be prohibited by Data Protection Laws without the individual’s consent), including by way of custom and practice. There are no oral employment Contracts between the Company and any Person. Except as set forth in Section 3.21(a)(ii) of the Disclosure Schedules, no such person is on a leave of absence or has given notice of his or her intention to go on leave of absence. Except as set forth in Section 3.21(a)(iii) of the Disclosure Schedules, no such person has terminated or has advised the Company of his or her intention to terminate such person’s relationship or status as an employee, consultant, or other service provider of the Company for any reason, including because of the consummation of the Transactions and, other than as contemplated by this Agreement, the Company has no plans or intentions as of the Effective Date to terminate any such employee, consultant, or other service provider. Except for (i) accrued salaries and benefits payments that have been incurred by the Company since the Balance Sheet Date in the ordinary course of business and (ii) as set forth in Section 3.21(a)(iv) of the Disclosure Schedules, the Company has no known Liability to any current or former employees, consultants or other service providers of the Company or any Liability to any Governmental Authorities with respect to any current or former employees, consultants or other service providers of the Company. All employees, consultants, or other service providers of the Company are lawfully entitled to work for the Company without restriction or any visa, Permit or consent (from any academic institution, Governmental Authority, or any other Person) being required.

(b) Israeli Employees. With respect to the Israeli Employees, unless otherwise noted in Section 3.21(b) of the Disclosure Schedules: (i) the employment of each Israeli Employee is subject to termination upon not more than thirty (30) days prior written notice under the termination notice provisions or otherwise included in the employment agreement with such Israeli Employee or Legal Requirements; (ii) there are no unwritten policies, practices or customs of the Company that entitle any Israeli Employee to benefits in addition to what such Israeli Employee is entitled to by Legal Requirements or under the terms of such Israeli Employee’s employment agreement (including unwritten customs or practices concerning bonuses, the payment of statutory severance pay when it is not required under Legal Requirements); (iii) all amounts that the Company is legally or contractually required either (x) to deduct from Israeli Employees’ salaries or to transfer to such Israeli Employees’ managers insurance, pension or provident fund, life insurance, incapacity insurance, education fund or other similar funds or (y) to withhold from its Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Israeli Tax Ordinance and the Israeli National Insurance Law, 1990, or otherwise, have, in all material respects, in each case, been duly deducted, transferred, withheld and paid, and the Company is not delinquent in making any such deduction, transfer, withholding or payment; and (iv) the Company is in compliance in all material respects with all Legal Requirements and contracts relating to employment, employment practices, wages, bonuses, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including but not limited to the Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Employment by Human Resource Contractors Law, 1996, the Advance Notice for Dismissal and Resignation Law, 2001, the Salary Protection Law, 1958, and the Law of Increased Enforcement of Labor Laws, 2011. Except for extension orders (tzavei harchava) applying to all employees in the State of Israel and except for extension orders applying to all private sector employees, the Company is not subject to, and no employee of the Company benefits from, any extension order or collective agreement. The Company has Made Available to Buyer (A) copies of all material agreements with Israeli human resource contractors, or with Israeli consultants, sub-contractors or freelancers; and (B) copies of material manuals and material written policies relating to the employment of Israeli Employees.

(c) At-Will Employment. All employees of the Company other than the Israeli Employees are employed on an at-will basis, which means that their employment can be terminated at any time, with or without notice, for any reason or no reason at all. Except as set forth in Section 3.21(c) of the Disclosure Schedules, (i) there are no Contracts between the Company and any employee or former employee directly relating to the employee’s terms and condition of employment, including by way of custom and practice and (ii) the Company has not made or agreed to make any payment or agreed to provide any benefit to any employee or former employee of the Company or to any dependent of such employee or former employee, in connection with the actual or proposed termination or suspension of employment of such employee or former employee.

(d) Classification. The Company has taken reasonable steps in accordance with common market practice to correctly classify under all Legal Requirements all individuals who are or were performing consulting or other services for the Company as “independent contractors” (or comparable status in the State of Israel) or “employees” as the case may be. All individuals who are or were performing consulting or other services for the Company are or were correctly classified under all Legal Requirements by the Company as “independent contractors” (or comparable status in the State of Israel) or “employees” as the case may be, and, at the Closing Date, with respect to those individuals still performing consulting services for the Company as of the Closing Date, such individuals will qualify for such classification. All individuals who are or were classified as “employees” of the Company are or were correctly classified under all Legal Requirements by the Company, as exempt or non-exempt, as the case may be.

(e) Subcontractors. Section 3.21(e) of the Disclosure Schedules sets forth (i) the names and country of each subcontractor of the Company (“Subcontractors”), (ii) the names of the dedicated persons providing services to the Company on behalf of each Subcontractor, and (iii) the compensation paid by the Company to each Subcontractor during calendar years 2019, 2020 and 2021. The Contract pursuant to which a Subcontractor performs services for the Company provides a representation by such Subcontractor that such Subcontractor has been, and currently is, in compliance with all applicable Legal Requirements. In the event any Subcontractors would cease providing services to the Company, (A) the Business would not experience any interruption and (B) the Company has other subcontractors or service providers readily available to promptly provide such services to the Company at a level of service, to the Company’s Knowledge, to maintain the level of operations of the Business as immediately prior to the Closing.

(f) Compliance with Laws. The Company is and has at all times been in compliance in all material respects with all Labor and Employment Laws. The Company does not have any Liability under any Labor and Employment Laws related to employment and attributable to an event occurring or a state of facts existing prior to the Effective Date, including, but not limited to Liability which has been incurred by the Company, but remains to be discharged, for arrears for any wages or any Taxes or any breach of an employment contract with an employee, or employment customs or practices, or breach of any statutory employment right under Legal Requirements or failure to comply with any of the foregoing.

(g) Claims. No Action, claim, dispute, grievance, or controversy between the Company and any of its present or former employees has occurred, is pending or, to Company’s Knowledge, threatened, and there is no basis therefor. No Action against the Company, including under any workers’ compensation policy, industrial accident compensation insurance policy, long-term disability policy, or comparable policy, has occurred, is pending or, to Company’s Knowledge, threatened, and there is no basis for any such Action.

(h) Certain Loans. There are no outstanding loans or advances from the Company to employees, consultants, other service providers, or shareholders of the Company.

(i) Unions. The Company is not nor has it ever been a party to any collective bargaining agreement, works council agreement, or similar labor union agreement. None of the employees of the Company is represented by any labor organization or similar employee representative body, and, to the Company’s Knowledge, there are no activities or proceedings of any labor union or any employee or group of employees of the Company to organize any such employees.

(j) Disputes. (i) No labor strike, industrial dispute, trade dispute or other dispute, slow down or stoppage against the Company has occurred, is pending or, to the Company’s Knowledge, threatened or contemplated, and (ii) the Company is not involved in any negotiation regarding a claim with any trade union or other body representing employees or former employees of the Company, and (iii) the Company has not received any demand letters, civil rights charges, suits, drafts of suits, complaints or other communications related to claims made by any of its current or former employees or directors, consultants, or other service providers, and, to the Company’s Knowledge, there is no reasonable basis therefor.

(k) Benefits for Past Service. There is no former employee, consultant, director, officer, subcontractor, or other service provider of the Company who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (whether from the Company or otherwise) relating to such former employee’s employment or such former director’s, officer’s, consultant’s, or other former service provider’s engagement with the Company, except as is required under Section 4980B of the Code or any other similar Legal Requirements. The termination of employment or engagement, respectively, of such former employee, consultant, director, officer, or other service provider of the Company complied in all material respects with all Legal Requirements and the applicable Contracts.

(l) Restrictions on Employees. To Company’s Knowledge, no employee, consultant, director, officer, or other service provider of the Company is subject to any employment, invention assignment, patent disclosure, non-competition, non-solicitation, confidentiality, or other restrictive Contract that interferes with (i) the performance of such person’s duties to the Company or (ii) the conduct of the Business as it is now being conducted and as proposed to be conducted.

(m) Effect of Transactions. Neither the execution or delivery of this Agreement, nor the consummation of the Transactions, will (i) other than the Purchase Price to Sellers (including the Carve Out Amount), the Options Cash Out to Optionholders and payments to be made under the Retention Pool, result in any payment becoming due to any current or former employee, officer or director of the Company for which Buyer will be liable or obligated, (ii) increase any benefits otherwise payable under any Benefit Plan and for which Buyer will be liable or obligated or (iii) result in the acceleration of the time of payment, vesting or funding of any benefits under any Benefit Plan and for which Buyer will be liable or obligated.

(n) Employee Handbook. The Company has Made Available to Buyer a true, correct and complete copy of the Company’s employee handbook (the “Employee Handbook”). The Employee Handbook reflects in all material respects the benefits and policies generally applicable to employees. The Employee Handbook has been made available to each employee.

(o) Restrictive Covenants. To Company’s Knowledge, no employee of the Company, is subject to any noncompete, nondisclosure, nonsolicitation, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present or proposed activities of the Business other than as per such employee’s employment contract with the Company, true and complete copies of which have been made available to Buyer.

3.22 Data Security and Privacy. The Company takes all reasonable steps in accordance with industry standards to protect the operation, confidentiality, integrity and security of the Company’s products, services or lines of business, the Company’s Systems and Applications and Websites and all information and transactions stored or contained therein or transmitted thereby against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, and, to Company’s Knowledge, there have been no breaches of the same in the past three (3) years which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has policies and procedures in place designed to ensure compliance in all material respects (and require and monitor the compliance of applicable third parties) with all U.S., state, Israeli and other foreign and multinational Laws, reputable industry practice, standards, self-governing rules and policies and their own published, posted and internal agreements and policies (which are in conformance with reputable industry practice), including with respect to each of the following, to the extent applicable: (i) personally identifiable information (including name, address, telephone number, electronic mail address, social security number, bank account number or credit card number), sensitive personal information and any special categories of personal information regulated thereunder or covered thereby (“Personal Information”) (including such Personal Information of visitors who use the Applications and Websites or Company applications, suppliers, products, customers and distributors), whether any of same is accessed or used by the Company or any of its business partners and (ii) maintaining a written information security program in compliance with Laws.

3.23 Taxes.

(a) Tax Returns. The Company has duly and timely filed (including all extensions) all Tax Returns required to be filed under Legal Requirements in any jurisdiction in which the Company is or has been subject to Tax, and such Tax Returns are correct, accurate, and complete in all material respects, were prepared in compliance with Legal Requirements, and correctly reflect the Liability for Taxes and other information required to be reported thereon. Such Tax Returns do not contain (and were not required to contain in order to avoid the imposition of a penalty) a disclosure statement related to any Tax shelter or Tax avoidance transaction as identified by notice, regulation, or other form of published guidance under any Legal Requirements. No position reflected in a Tax Return of or with respect to the Company could reasonably be expected to subject the Company to penalties.

(b) Extensions. Except as set forth in Section 3.23(b) of the Disclosure Schedules, the Company has not requested nor received an extension of time to file any Tax Return, other than automatic extensions, and has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c) Payment. The Company has timely paid all Taxes that have become due and payable, and the Company has adequately provided in the Financial Statements (without regard to any footnotes) for all Taxes accrued through the date of such Financial Statements that were not yet due and payable as of the date thereof. All Taxes of the Company accrued following the end of the most recent period covered by the Financial Statements have been accrued in the ordinary course consistent with past practice. The Balance Sheet reflects all Liabilities for unpaid Taxes of the Company as of the Balance Sheet Date. To the Company’s Knowledge, the Company has, in full compliance with Legal Requirements, including any applicable double Tax treaty requirements, withheld and paid all Taxes required to be withheld and paid in connection with any amounts paid, deemed paid, or owing to any Person.

(d) Post-Closing Periods. Except as set forth in Section 3.23(d) of the Disclosure Schedules, no material item of income or gain reported by the Company for financial or statutory accounting purposes in any period prior to the Closing Date will be required to be included in the taxable income of the Company in any period following the Closing Date, and no material item of loss or deduction of the Company required to be reported for financial or statutory accounting purposes in any period following the Closing Date was claimed as a deduction from taxable income in any period prior to the Closing Date. The Company has not taken any action other than in accordance with past practice that would have the effect of deferring a measure of Tax (including income, sales, gross receipts or payroll) from a period (or portion thereof) ending on or prior to the Closing Date to a period (or portion thereof) beginning after the Closing Date. The Company has not agreed to or will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for Tax purposes for a taxable period or portion thereof ending on or prior to the Closing Date or any provision of Legal Requirements that defers income realized or accelerated deductions otherwise accrued in accordance with Legal Requirements prior to the Closing Date. No election has been made with respect to Taxes of the Company in any Tax Return that has not been made available to Buyer. No Taxing Authority has operated or agreed to operate any special arrangement (being an arrangement which is not directly based on relevant legislation, even if based on any published practice, including rulings and agreements with such Taxing Authority) or has agreed on any compromise in relation to the affairs of the Company. To the Company’s Knowledge, the Transactions will not give rise to any Liability for Taxes of the Company, with the exception of (i) employer payroll and withholding Taxes arising from the Options Cash Out as provided by this Agreement, and (ii) any Transfer Taxes for which Sellers are liable hereunder. Other than payroll taxes in connection with payments, if any, of the Retention Pool and Optionholders, no Taxes are required to be withheld with respect to payments made pursuant to this Agreement.

(e) Tax Characterization. The Company is not or has not been (or has not owned an interest in) (i) a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, (ii) a passive foreign investment company within the meaning of Section 1297 of the Code, or (iii) a controlled foreign corporation within the meaning of Section 957 of the Code. The Company (i) has not been a member of an affiliated consolidated, combined, unitary or similar group for Tax purposes (other than a group the common parent of which was the Company) or (ii) is not or could not be liable for the Taxes of any Person (other than the Company, under Legal Requirements), as a transferee or successor, by contract, or otherwise.

(f) Tax Action. No claim for assessment or collection of Taxes has been or is presently being asserted or is otherwise outstanding against the Company; no rationale underlying a claim for Taxes has been asserted previously by any Taxing Authority that reasonably could be expected to be asserted in any other period; except as set forth in Section 3.23(f) of the Disclosure Schedules, there is no Action by any Taxing Authority pending or, to the knowledge of any employee, contractor, consultant, or advisor of the Company with responsibility for Taxes, threatened against the Company, nor is there any basis for any of the foregoing; and there are no Encumbrances for Taxes upon any of the assets of the Company. The Company does not have outstanding powers of attorney with respect to Taxes. Neither the Company nor any director or officer or any shareholder of the Company (in his or its capacity as such) has paid or become liable to pay, and there are no circumstances by reason of which it or they may become liable to pay, any penalty, fine, surcharge, inflation indexation, or interest in respect of Tax.

(g) Tax Agreements. The Company is not a party to or bound by any obligation under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

(h) Losses. To the Company’s Knowledge, the Company has computed, reported, and utilized any losses to be carried forward, if applicable, in an accurate and timely manner. There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, Tax credits or similar items of the Company. The Company will not lose its right to carry forward losses for the purposes of Tax as a result of entering into this Agreement or any other Transaction Document or the execution hereof or thereof.

(i) Post-Closing Tax Returns. Section 3.23(i) of the Disclosure Schedules sets forth a correct and complete list of all Tax Returns of the Company required to be filed following the Closing Date with respect to any period or portion thereof prior to the Closing Date.

(j)  Jurisdiction. The Company has at all times been resident for Tax purposes in its place of organization and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement). The Company is not or has not been subject to Tax in any jurisdiction other than its place of organization by virtue of having a permanent establishment, a permanent representative or other place of business or taxable presence in the jurisdiction. No claim has been made by a Taxing Authority where the Company does not file a particular type of Tax Return that the Company is required to file such Tax Return or may be subject to Tax with respect to such Tax Return, nor is there any basis for any such claim.

(k) Tax Filings and Notices; Encouragement Law. The Company has made available to Buyer correct and complete copies of (i) all governmental, federal, municipal, state and foreign income, franchise or similar Tax Returns, and all other Tax Returns, of the Company for all Tax years with respect to which the applicable statute of limitations has not expired, and (ii) any audit report, ruling, closing agreement, technical advice memorandum, tax holiday or similar document issued since the inception of the Company (or otherwise with respect to any audit or proceeding in progress) relating to Taxes of the Company. The Company has not applied for any Tax benefits under the Encouragement of Capital Investments Law, 5719-1959.

(l) Contracts. There are no Contracts to which the Company is a party that could, individually or collectively, result (or have resulted) in the payment of any amount that would not be deductible by reason of Sections 162 (other than 162(a)) or 404 of the Code. Neither the Company nor any of its ERISA Affiliates has any Liability to make any payments or to issue any equity award or bonus that could be deemed deferred compensation subject to Section 457A of the Code. For all applicable Tax purposes and during all relevant times, the Company has properly treated as an employee each Person required to be treated as an employee of the Company.

(m) Partnerships. The Company is not a party to any joint venture, partnership or other Contract that would reasonably be expected to be treated as a partnership for any Tax purposes.

(n) Consents and Clearances. No transaction in respect of which any consent or clearance was required or sought from any Taxing Authority has been entered into or carried out by the Company, without such consent or clearance having first been properly obtained and all information supplied to any Taxing Authority or other appropriate authority in connection with any such consent or clearance having fully and accurately disclosed all facts and circumstances relevant to the giving of such consent or clearance. Any transaction for which such consent or clearance was obtained has been carried out only in accordance with the terms of such consent or clearance and the application on which such consent or clearance was based and at a time when such consent or clearance was valid and effective. No facts or circumstances have arisen since any such consent or clearance was obtained which would cause the consent or clearance to become invalid or ineffective.

(o) Mergers. The Company has not been involved in a business merger, share-for-share merger, legal merger, assets-for-shares transfer, or legal demerger (split).

(p) VAT. The Company has complied in all material respects with all Legal Requirements concerning VAT, including with respect to the timely filing of complete and correct Tax Returns and the timely making of payments and the maintenance of records,

(q) Options and Conversion Tax Liabilities. To the Company’s Knowledge, any and all Tax Liabilities (including Tax withholding obligations) arising to the Company, as a result of (i) the grant, exercise, or cash-out of Options by any of its employees, independent contractors, creditors and others, or out of the sale, transfer or disposal of any share or other securities of whatever kind resulting out of such exercise of Options, or (ii) any conversions of convertible debt instruments of the Company, have been duly, timely and fully dismissed.

(r) Tax Incentives. The Company has made available to Buyer all documentation relating to, and the Company is in compliance with all terms and conditions of, any Tax exemption, Tax incentive, Tax holiday or other Tax reduction agreement or order, including the “Approved Enterprise,” “Benefited Enterprise,” “Preferred Technological Enterprise,” or “Preferred Enterprise” status of the Company for purposes of Israeli Tax law (a “Tax Incentive”). Section 3.23(r) of the Disclosure Schedules lists each Tax Incentive to which the Company is entitled under the Laws of the State of Israel, the period for which such Tax Incentive applies, and the nature of such Tax Incentive. The Company states that: (i) no claim or challenge has been made by any Taxing Authority or Governmental Authority with respect to the Company’s entitlement to any Tax Incentive; and (ii) subject to receipt of any approvals required herein, so long as the Company carries on its business as it is now being conducted or as Proposed to Be Conducted, consummation of the transactions contemplated by this Agreement will not adversely affect the continued qualification for the Tax Incentives or the terms or duration thereof or require any recapture of any previously claimed Tax Incentive.

(s) Tax-Free Reorganization Restrictions. The Company and the Company’s shareholders (solely with respect to their holdings in the Company) are not subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance, or pursuant to any Tax ruling made in connection with the provisions of said Part E2.

(t) Tax Rulings. The Company has made available to Buyer accurate, complete and correct copies of any Tax ruling obtained from the ITA and applications therefor, including with respect to Options, in each case since the Company’s inception.

(u) Reportable Transactions. Except as set forth in Section 3.23(u) of the Disclosure Schedules, the Company has not undertaken any transaction which will require special reporting or disclosure statements in any Tax Return or otherwise, related to any tax shelter or tax avoidance transaction, as identified by notice, regulation or other form of published guidance under any Legal Requirements, including but not limited to Section 131(g) of the Israeli Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006.

3.24 Intellectual Property.

(a) Section 3.24 of the Disclosure Schedules contains a correct, current and complete list of: (i) all Intellectual Property Registrations, (ii) all material unregistered Trademarks or inventions for which the Company intends to file a patent, that are Intellectual Property Assets, including all modifications, amendments and supplements thereto and waivers thereunder and (iii) the software modules owned by the Company and the software modules which are material to the Business. The Company owns or has the right to use all Intellectual Property Assets and the Intellectual Property licensed to the Company under the Intellectual Property Agreements. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing. The Company has provided Buyer with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property Registrations. Each Intellectual Property Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect. Neither the Company nor, to the Company’s Knowledge, any other party thereto is, or, to the Company’s Knowledge, is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Intellectual Property Agreement.

(b) The Company is the sole and exclusive legal and beneficial owner, and with respect to the Intellectual Property Registrations, record owner of all rights, title and interest in and to the Intellectual Property Assets and has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of the Business as currently conducted or as proposed to be conducted, in each case, free and clear of Encumbrances. The Company has entered into binding, valid and enforceable written Contracts with each current and former employee, independent contractor and subcontractors, whereby such employee, independent contractor or subcontractor (i) acknowledges the Company’s exclusive ownership of all Intellectual Property Assets invented, created or developed by such employee or independent contractor within the scope of his or her employment or engagement with the Company; (ii) grants to the Company a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property; and (iii) irrevocably waives any right or interest, including any moral rights, regarding such Intellectual Property, to the extent permitted by Legal Requirements. Sellers have Made Available to Buyer true and complete copies of all such Contracts.

(c) Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the Loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Buyer’s right to own or use any Intellectual Property Assets or any Intellectual Property subject to any Intellectual Property Agreement, unless such is a result of, or required by, any agreement or action by Buyer that is not contemplated by this Agreement or any other Transaction Document.

(d) The Company has taken all reasonable and necessary steps to maintain and enforce the Intellectual Property Assets and to preserve the confidentiality of all trade secrets included in the Intellectual Property Assets, including by requiring all Persons having access thereto to execute binding, written non-disclosure agreements.

(e) To the Company’s Knowledge the conduct of the Business as currently and formerly conducted and as proposed to be conducted, including the use of the Intellectual Property Assets and the Intellectual Property licensed under the Intellectual Property Agreements in connection therewith, and the products, processes, and services of the Business have not infringed, misappropriated, or otherwise violated and will not infringe, misappropriate, or otherwise violate the Intellectual Property or other rights of any Person. To the Company’s Knowledge no Person has infringed, misappropriated, or otherwise violated any Intellectual Property Assets or the Intellectual Property licensed under the Intellectual Property Agreements. The transactions contemplated by this Agreement are not reasonably likely to have a Material Adverse Effect on the Company’s right, title or interest in and to the Intellectual Property Assets. To the Company’s Knowledge, the Intellectual Property Assets: (i) shall be owned and available for use by Buyer on identical terms and conditions as currently available to the Company immediately after the Closing; and (ii) are not subject to any outstanding order adversely affecting the Company’s use thereof or rights thereto and all Intellectual Property Registrations are valid, subsisting and enforceable. No current or former shareholder, director, officer, employee or independent contractor of the Company who is or was involved in the creation or development of any Intellectual Property Assets, has any right, title or interest in or to any of the Intellectual Property Assets.

(f) To the Knowledge of the Company the Company has not violated, and is in compliance with, the Israeli Copyright Act of 2007.

(g) There are no Actions settled, pending or threatened (including in the form of offers to obtain a license, demand letters, cease and desist letters and the like): (i) alleging any infringement, misappropriation, or other violation of the Intellectual Property Assets of any Person by any Seller Party in the conduct of the Business; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Intellectual Property Assets; (iii) by any Seller Party or any other Person alleging any infringement, misappropriation, or violation by any Person of any Intellectual Property Assets. No Seller Party is aware of any facts or circumstances that could reasonably be expected to give rise to any such Action. No Seller Party is subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the use of any Intellectual Property Assets.

(h) Contaminants. Except as set forth in Section 3.24(h) of the Disclosure Schedules, the Software owned, developed and included in the products and services of the Company (including firmware and other Software embedded in hardware devices), or otherwise used, marketed, distributed, licensed or sold by the Company, or is used in the design, development, manufacturing, production, distribution, testing, maintenance or support of any Software, (i) is free of any material defects, bugs and errors in accordance with generally accepted industry standards, and (ii) does not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses, back doors, drop dead devices, time bombs (as such terms are commonly understood in the Software industry) or other Software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data, systems or other materials (such items listed in clause (ii) being “Contaminants”).

(i) Systems. The computer, information technology and data processing systems, facilities and services used by or for the Company, including all Software, hardware, networks, communications facilities, platforms and related systems and services (collectively, “Systems”), are reasonably sufficient for the existing needs of the Company. The Systems are maintained and in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operations of the Company. There are no substantial alterations, modifications or updates to the System intended or required currently or that will be required in the near future for the operations of the Company. The Company has taken commercially reasonable steps and implemented commercially reasonable safeguards to protect the Systems from Contaminants. The Systems, the procedures and processes of the Company for developing, supporting and maintaining the Systems, and the applications programming interfaces, protocols, data structures, command structures and other interfaces with respect to the Systems are documented in a commercially reasonable manner that would permit persons generally skilled in the subject matter of such Systems (including applications therefor) (e.g., personnel experienced in the support of Software, maintenance of network equipment, etc.) to develop, support and maintain such Systems (including applications therefor) in accordance with industry standards and without material disruption or interruption or effect on performance. All Systems are owned, leased, licensed or rightfully possessed by, operated by and under the control of the Company and such leased or licensed Systems are set forth in Section 3.24(i) of the Disclosure Schedules.

(j) Government Ownership. None of the Company’s Intellectual Property, directly or indirectly, is based upon, uses or incorporates any Intellectual Property that was developed using funding provided by the Israel Innovation Authority (formerly known as the Office of Chief Scientist) (the “IIA”) or any other Governmental Entity (any such funding, a “Government Grant”), nor does the IIA or any Governmental Entity have any ownership, economic or other interest in or right to restrict the sale, licensing, distribution or transfer of, any of the Company’s Intellectual Property.

3.25 Information Technology. There has been no material failure, breakdown or continued substandard performance of any Systems that has caused a material disruption or interruption in or to any customer’s use of the Systems or the operation of the business of the Company. The Company has taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the Company (including such data and information that is stored on magnetic or optical media in the ordinary course consistent with past practice) in a commercially reasonable attempt to avoid disruption or interruption to the business of the Company. The Company has in place industry standard (and, in any event, not less than commercially reasonable) disaster recovery and business continuity plans and procedures.

3.26 Inventory. The ownership and maintenance of inventory in the Company is not significant to the conduct of the Business.

3.27 Accounts Receivable and Accounts Payable.

(a) The accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the date thereof (i) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (ii) constitute only valid, undisputed claims of the Company not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (iii) subject to a reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company, are collectible in full within ninety (90) days after billing. The reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company have been determined in accordance with GAAP, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

(b) The Company has not deferred payment of any accounts payable outstanding as of the Closing Date (whether reflected on the Balance Sheet or having arisen after the Balance Sheet Date) outside the Company’s normal payment cycle.

3.28 Insurance. Section 3.28 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by the Company or its Affiliates and relating to the Business (collectively, the “Insurance Policies”). There are no claims related to the Business pending under any such Insurance Policies. No Seller Party nor any of their respective Affiliates has received any written notice of cancellation of a premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued. All such Insurance Policies (i) are in full force and effect and enforceable in accordance with their terms; (ii) are provided by carriers who are financially solvent; and (iii) have not been subject to any lapse in coverage. None of the Company or any of its Affiliates is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. True and complete copies of the Insurance Policies have been made available to Buyer.

3.29 Transactions with Affiliates. Other than as set forth on Section 3.29 of the Disclosure Schedules, neither any Seller, nor any Affiliate thereof has: (i) borrowed money from or loaned money to the Company which remains outstanding; (ii) any contractual or other claim, express or implied, of any kind whatsoever against the Company; or (iii) any interest in any property or assets used by the Company in the Business.

3.30 Solvency; No Fraudulent Conveyance. No insolvency proceeding of any character including bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting any of the Seller Parties (other than as a creditor) or the Business are pending or are being contemplated by any of the Seller Parties, or are being threatened against any Seller Party by any other Person, and no Seller Party has made any assignment for the benefit of creditors or taken any action that would ordinarily result in the institution of such insolvency proceedings. The sale of the Shares pursuant to this Agreement is made in exchange for fair and equivalent consideration. The Seller Parties are not entering into this Agreement or any of the other Transaction Documents with the intent to defraud, delay or hinder their respective creditors and the consummation of the Transactions, and the other Transaction Documents will not have any such effect. The Transactions or any Transaction Documents will not constitute a fraudulent conveyance, or otherwise give rise to any right of any creditor of the Seller Parties to any assets or properties of the Company after the Closing.

3.31 Business Practices. The Company (including any of its officers, managers, directors, agents, employees or other person associated with or acting on its behalf) has not, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

3.32 Warranties. Other than as set forth in Section 3.32 of the Disclosure Schedules, there are no warranties (express or implied) outstanding with respect to the operation of the Business prior to the Closing. No Seller Party has any Knowledge of any fact or of the occurrence of any event that might reasonably form the basis of any present or future claim against the Seller Parties, whether or not fully covered by insurance, for liability on account of negligence or liability or on account of any warranties (express or implied) in connection with the Business.

3.33 Legal Status of Directors, Officers, Employees and Contractors. Except as set forth in Section 3.33 of the Disclosure Schedules, none of the Company’s directors or officers and, to the Company’s Knowledge, none of the Company’s employees, contractors, consultants, or other service providers are or have been (or have been notified that they may be) (a) subject to voluntary or involuntary petition under any bankruptcy/insolvency Laws for his business or property, or any partnership in which he was a general partner or any corporation or business association of which he or she was an executive officer; (b) convicted in a criminal proceeding or named in a pending criminal proceeding (excluding traffic violations); (c) subject to any court order enjoining him from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; (d) found by a Governmental Entity to have violated any securities, commodities, or unfair trade practices Law; or (e) identified on any of the following documents: (i) the Office of Foreign Assets Control of the United States Department of the Treasury list of “Specially Designated Nationals and Blocked Persons”; (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”; or (iv) the United Nations Security Council Counter-Terrorism Committee “Consolidated List.”

3.34 Brokers’ Fees. Other than as set forth in Section 3.34 of the Disclosure Schedules no Seller Party has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Buyer to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions contemplated hereby.

3.35 Disclosure. No representation or warranty by any Seller in this Agreement and no statement contained in the schedules attached to this Agreement or any certificate furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

3.36 No Additional Representations. Except for the representations and warranties contained in Articles II and III of this Agreement, neither the Company nor any of its Affiliates (including, for clarity, any Sellers and any Carve Out Participants who are Affiliates) makes any express or implied representation or warranty with respect to the Company or any of its Affiliates (including, for clarity, any Sellers and any Carve Out Participants who are Affiliates other than with respect to the representations and warranties made by the Sellers in Article II of this Agreement) or with respect to any other information provided, or made available, to Buyer or any of its Affiliates, agents or representatives in connection with the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers as of the Effective Date as follows:

4.1 Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is not in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational or governing documents.

4.2 Authority and Enforceability. Buyer has all requisite company power and authority to enter into the Transaction Documents to which it is a party and to consummate the Transactions contemplated thereby. The execution and delivery by Buyer of the Transaction Documents to which it is a party and the consummation of the Transactions contemplated thereby have been duly authorized by all necessary company and other action on the part of Buyer. The Transaction Documents to which Buyer is a party have been duly and validly executed and delivered by Buyer and constitute the valid and binding obligations of Buyer, enforceable against Buyer accordance with their terms, subject to (a) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity. The issuance and delivery by Buyer of the Buyer Shares to each of the Sellers does not require any vote or other approval or authorization of any holder of any capital stock or other interest of Buyer that has not been fully and irrevocably obtained prior to the date hereof.

4.3 Governmental Approvals and Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of the Transaction Documents to which Buyer is a party or the consummation of the Transactions contemplated thereby.

4.4 Brokers’ and Finders’ Fees. Buyer has not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of any Seller Party to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions contemplated hereby.

4.5 Buyer Shares. Upon issuance pursuant to this Agreement, the Buyer Shares are, and will be, duly authorized, validly issued, fully paid and non-assessable, will be duly registered in the Sellers’ (or Optionholders’ or Paying Agent’s) names, as applicable, in the Buyer’s Stockholders Register and will not be subject to any option, call, preemptive, subscription or similar rights or Liens, other than restrictions on transfer imposed by applicable U.S. Federal or Delaware corporate law, and the Governing Documents of Buyer. Assuming the Sellers Representations in Section 2.6 are true and complete, the Buyer Shares issued to the Sellers pursuant to this Agreement are in compliance with applicable exemptions from (a) the registration and prospectus delivery requirements of the Securities Act, and (b) the registration and qualification requirements of all applicable United States federal securities Laws.

4.6 Financing. Buyer has, or has immediately available to it, sufficient funds to consummate the Transactions contemplated by this Agreement and the other Transaction Documents, without any contingencies.

4.7 No Other Representations. Buyer acknowledges and represents that except for the representations and warranties expressly and specifically made by the Company and the Sellers in Article II and Article III, respectively, neither the Company nor the Sellers make any representation or warranty, whether expressed or implied, and the Company and the Sellers hereby disclaim all other representations and warranties of any kind or nature, express or implied.

ARTICLE V

COVENANTS

5.1 Registration of Buyer Shares; Lock-up; Insiders.

(a) Buyer shall register with the Securities and Exchange Commission (the “SEC”) (i) the resale of the Retention Pool Shares prior to the first annual anniversary of the Closing, and (ii) the resale of the Earnout Shares reasonably promptly following issuance thereof and no later than sixty (60) days thereafter, and each holder of Retention Pool Shares and/or Earnout Shares shall provide reasonably requested information and cooperation in connection therewith. To the extent Buyer is no longer an SEC reporting company under the Securities Exchange Act of 1934, as amended, or is not listed on a national securities exchange, Buyer shall upon demand from the Sellers Rep pay the equivalent cash amount of the Retention Pool Shares and Earnout Shares to the Sellers and Optionholders in lieu of the issuance of the Retention Pool Shares and Earnout Shares (as applicable); provided however, that other than in the event of Buyer having undergone a going-private transaction, Buyer shall have the option to make each such payment in up to four (4) equal quarterly installments.

(b) Each holder of Retention Pool Shares and/or Earnout Shares issued pursuant hereto agrees not to, directly or indirectly, sell or otherwise transfer or dispose of or encumber or pledge in any manner any such shares held by such holder for a period of one hundred eighty (180) days following the issuance of such Retention Pool Shares or Earnout Shares as the case may be (the “Lock-up Period”). Buyer may impose stop-transfer instructions with respect to the Retention Pool Shares and Earnout Shares subject to the foregoing restriction until the end of the applicable Lock-up Period. Following expiration of the Lock-up Period, Sellers, as well as any other recipients of Buyer Shares pursuant to the Transactions, shall not sell any Buyer Shares in excess of their respective pro rata shares of ten percent (10%) of the average volume of Buyer Shares over a 30-day trailing period, as set forth in Schedule A under “Permitted Volume Percentage”.

(c) Certificates evidencing the Retention Pool Shares or Earnout Shares issued to holders thereof shall bear the following legend until such time as the resale thereof has been registered under the Securities Act such Retention Pool Shares or Earnout Shares may be sold to the public without registration pursuant to Rule 144 under the Securities Act or any other rule or regulation of the SEC, or the restriction described in such legend otherwise cease to be applicable to such Retention Pool Shares or Earnout Shares:

(A) “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OFFERED FOR SALE, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION FROM COUNSEL IN A FORM REASONABLY ACCEPTABLE TO ZEDGE, INC. AND ITS LEGAL COUNSEL STATING THAT SUCH REGISTRATION IS NOT REQUIRED.”

(B) If required by the securities laws of any U.S. state or foreign country in connection with the issuance of the Retention Pool Shares or Earnout Shares issued to the holder thereof, any legends required to in order to comply with such laws.

(d) All holders of Buyer Shares who are “insiders” for purposes of Buyer’s insider trading policy shall be subject to the restrictions, obligations and other terms and conditions of such policy.

5.2 Restrictive Covenants.

(a) Each Seller acknowledges that such Seller will enjoy significant economic benefits as a result of the Transactions and that Buyer would not have entered into this Agreement or, as applicable, the Employment Arrangements or provided the Purchase Price, the Earnout Payment, the Retention Pool Consideration or any other consideration described herein to the Sellers if the Sellers did not agree to be subject to the restrictive covenants set forth herein and in any other Transaction Document, including, without limitation, the obligations set forth in this Section 5.2 and, to the extent applicable, their respective Employment Arrangements in their entirety (collectively, the “Restrictive Covenants”), and that Seller is voluntarily accepting all such Restrictive Covenants as an inducement for Buyer to consummate the Transactions. Each Seller further acknowledges and agrees that the terms and conditions of the Restrictive Covenants, including the time and territorial limitations, are fair and reasonable to such Seller in all respects and properly required for the adequate protection of the business value and goodwill of the Buyer Companies now and in the future, and that such Seller has received adequate consideration for the Restrictive Covenants. Each Seller represents that such Seller’s experience, capabilities and circumstances are such that the Restrictive Covenants will not prevent such Seller from earning a livelihood.

(b) In addition to, and not in derogation of, any confidentiality obligations of an Employee Seller under its Employment Arrangement, each Seller acknowledges that all Confidential Information is the property of the Buyer Companies, and that such Seller has no, and nothing herein shall be construed to grant to such Seller any, rights whatsoever therein or thereto. Except, with respect to an Employee Seller, as authorized in an Employee Seller’s capacity under its Employment Arrangement, each Seller shall hold strictly confidential all Confidential Information which shall have been obtained by such Seller, and such Seller agrees that such Seller will not disclose to any unauthorized Person or use for such Seller’s own account or the account of any other Person, other than the Buyer Companies, any Confidential Information without the prior written consent of Buyer, except as may be otherwise required by judicial or administrative process or by other requirements of law (provided that Buyer has been given, if possible, at least five (5) Business Days’ prior written notice of and the opportunity to challenge or limit the scope of disclosure purportedly so required), and unless and to the extent such Seller can demonstrate that such Confidential Information is or has become available for use or independently ascertainable by the general public (other than by acts or omissions of such Seller or any other Seller). Each (i) Seller who is not an Employee Seller, within five (5) days after the Closing, and (ii) each Employee Seller, within five (5) days after, the termination or expiration of its Employment Arrangement, or at any other time any Buyer Company may request, shall deliver to Buyer all memoranda, notes, plans, records, reports, computer tapes and software and other documents, data and other tangible materials (and copies thereof) containing or relating to Confidential Information. Each Seller shall take all reasonable steps to safeguard Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. Each Seller shall take all reasonable steps to safeguard Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft.

(c) Founder Covenants.

(i) No Soliciting Customers. Each Founder covenants that during his employment with or service for the Company and for five (5) years after such service or employment ends (the “Restricted Period”), such Founder will not directly or indirectly solicit any Customer of the Company for the purpose of selling or providing any products or services competitive with the Business. For purposes of this Section, (a) “Business” means those activities, products, and services that are the same as or similar to the activities conducted and products and services offered and/or provided by the Company within two (2) years prior to termination of such Founder’s employment with the Company, and (b) “Customer” means any person or entity to whom the Company has sold its products or services, or solicited to sell its products or services.

(ii) No Soliciting Employees. During the Restricted Period, each Founder will not, directly or indirectly, solicit, recruit or induce any employee to, (a) terminate his or her employment relationship with the Company, or (b) work for any other person or entity engaged in the Business. For purposes of this Section, “employee” means any person who, (y) is employed by the Company at the time the applicable Founder’s employment with the Company ends, or (z) was employed by the Company during the last year of such Founder’s employment with the Company (or during such Founder’s employment if employed less than a year).

(iii) No Competition. Each Founder covenants that during his employment with or service for the Company and for three (3) years after such service or employment ends, such Founder will not, on his own behalf or on behalf of any person or entity, engage in the Business.

(d) Each Employee Seller shall be subject to the restrictive covenants contained in such Employee Seller’s Employment Arrangement.

(e) Notwithstanding anything herein or therein to the contrary, no agreement, arrangement or undertaking by any Seller Employee, including, without limitation, each Founder, under any other agreement or arrangement with the Company or Buyer, including, without limitation, any employment agreement or arrangement, will derogate from or otherwise impact the obligations of such Seller Employee set forth in this Section 5.2 (Restrictive Covenants)

5.3 Tax Matters.

(a) Responsibility for Taxes and Tax Returns.

(i) The Company shall prepare, or cause to be prepared, and the Company shall cause to be filed, all income Tax Returns of or with respect to the Company for all Pre-Closing Tax Periods. The Company shall be solely responsible for and shall timely pay any and all Taxes imposed with respect to the Company and its assets, income, business, and operations for all Pre-Closing Tax Periods. The Company shall prepare all such Tax Returns in accordance with applicable Legal Requirements and consistent with past practices, and each Indemnifying Party shall, severally and not jointly, pay to the Company and/or the Company’s Subsidiaries, as the case may be, or cause to be paid, such Indemnifying Party’s portion of all Taxes due with respect to such Tax Returns. The Buyer shall use reasonable efforts to deliver a draft of any such Tax Return, at least twenty (20) days prior to the due date (taking into account any extension) for the filing of such Tax Return, to the Sellers Rep for review and comment and shall consider such comments in good faith. The Indemnifying Parties shall make the payment due to the Company and/or the Company’s Subsidiaries under this Section 5.3(a) at least two (2) Business Days before payment of Taxes is due to the Taxing Authority in connection with the filing of such Tax Returns. The Company shall permit Buyer and its representatives to review and comment on each such income Tax Return of or with respect to the Company at least thirty (30) days prior to the due date for such Tax Return, shall revise such income Tax Return to reflect Buyer’s comments, to the extent consistent with applicable Legal Requirements and after consulting with Buyer’s tax advisor, and shall provide any revised income Tax Return to Buyer at least ten (10) Business Days prior to the due date for such Tax Return for filing.

(ii) Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Company for any taxable period as from the year of Closing Date.

(b) Cooperation on Tax Matters. After the Closing, upon reasonable notice, each of Buyer and Sellers Rep (to the extent of information in its possession) shall furnish or cause to be furnished to each other as promptly as practicable all such information and assistance as they are reasonably able to provide relating to the Company (including access to books, records and personnel) with regard to the filing of Tax Returns, the making of any election relating to Taxes, the preparation for any audit or Tax Contest and the prosecution or defense of any action related to any Tax Return. Buyer and Sellers Rep (to the extent in its possession) agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective taxable periods (and any extensions thereof), and to abide by all record retention agreements entered into with the IRS or other Governmental Authority. All information obtained under this paragraph (b) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit, Tax Contest or other proceeding.

(c) Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement and the Transaction Documents shall be borne and paid by Sellers when due. Sellers shall, at their own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

(d) Audits; Tax Contests.

(i) Each of Buyer, on the one hand, and Sellers Rep, on the other hand, shall promptly notify the other in writing upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other party (or such other party’s Affiliates) may reasonably be liable hereunder.

(ii) Buyer shall give or cause to be given written notice to Sellers Rep promptly after receipt by Buyer or the Company of notice of any actual or threatened Tax audit, assessment, adjustment, examination or proceeding relating in whole or in part to Taxes (each of which is sometimes referred to herein as a “Tax Contest”) that relates to Pre-Closing Tax Periods or that involves liability for which Sellers could have an indemnity obligation pursuant to Article VII. Such notice shall contain factual information (to the extent known to the Buyer or the Company) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from the IRS or any Governmental Authority in respect of any such asserted Tax liability; provided, however, that the failure of Buyer to provide such notice shall not release any Seller from any of its obligations under this Agreement except to the extent Sellers are actually prejudiced by such failure. If Sellers Rep notifies Buyer in writing within thirty (30) days following receipt of such notice that such Seller elects to do so, such Seller shall have the right to control the defense of such Tax Contest for Pre-Closing Tax Periods at such Seller’s sole expense and to employ counsel of such Seller’s choice. Buyer shall have the right to participate in any such Tax Contest at its own expense. The Company shall deliver to Sellers Rep any power of attorney reasonably required to allow such Seller and its counsel to represent the Company in connection with any Tax Contest that such Seller is entitled to control hereunder, and shall provide such Seller with such assistance as may be reasonably requested in connection with any such Tax Contest; provided that such Seller shall inform Buyer of the status of any such proceedings, shall provide Buyer (at Buyer’s cost and expense) with copies of any pleadings, correspondence, and other documents as Buyer may reasonably request and shall consult with Buyer prior to the settlement of any such proceedings and shall obtain the prior written consent of Buyer prior to the settlement of any such proceedings.

(iii) Buyer shall control any other Tax Contests with respect to the Company, including any Tax Contest that Sellers do not elect to control pursuant to clause (ii) above (or any in which any Seller, although having assumed control, fails to provide a reasonable defense), except that Buyer shall not agree to settle any Tax liability or compromise any claim with respect to Taxes involving the Company which settlement or compromise may affect the indemnity obligations of any Seller pursuant to Article VII without the prior written consent of such Seller (which consent may not be unreasonably withheld or delayed). Each party agrees to consult with the other and to keep the other informed on a regular basis regarding the status of any Tax Contest to the extent that such Tax Contest could affect a liability of the other (including the other’s indemnity obligations hereunder). Insofar as there may be any conflict between clause (ii) above and this clause (iii), on the one hand, and the provisions of Section 7.4 (Third Party Claims), on the other hand, clause (ii) above and this clause (iii) shall govern with respect to any Tax Contest.

5.4 Audited 2020 and 2021 Financials. The Founders shall use their best efforts and fully cooperate with the Company to have the Company receive, within sixty (60) days after the Closing, (i) audited financial statements consisting of the balance sheet and income statement, shareholders’ equity and cash flows of the Company as of (A) December 31, 2020 from January 1, 2020 and (B) December 31, 2021 from January 1, 2021, and (ii) a clean, unqualified audit opinion for December 31, 2020 and December 31, 2021 suitable for filing under Rule 3-05 of Regulation S-X under the Securities Act.

5.5 Resignation of Directors and Officers; Tail D&O Insurance. Unless otherwise determined by Buyer, each director and officer of the Company shall resign from his position with effect as of the Closing Date and shall confirm that, subject to any indemnity being available to him or her as a director and/or officer pursuant to the terms of the Articles of Association and/or the Indemnification Agreements between the Company and such director or officer, no outstanding amount or indemnity or compensation remains or will be due to him or her by the Company in connection with such position or resignation. Prior to the Closing, the Company shall purchase (by payment in full thereof) a tail insurance coverage (the “Tail Insurance”) for the present and former directors and officers of the Company at any time on or prior to the Closing and their respective successors and heirs, which shall provide such Persons with reasonable coverage for seven (7) years following the Closing Date, to the extent permitted by Law. Buyer shall cause the Company and its successors and assigns not to cancel or reduce the Tail Insurance after the Closing.

5.6 Israeli Registrar of Companies. Immediately following the Closing, the Employee Sellers shall assist Buyer as reasonably required to cause the Israeli Registrar of Companies to reflect the transfer of all issued and outstanding Shares to Buyer.

5.7 Bank Account Assistance. The Employee Sellers shall assist Buyer and take all necessary steps to transition the Business Bank Accounts to Buyer as the new owner of the Company as of the Closing or as soon as practicable thereafter.

5.8 Public Announcement. Buyer shall issue the press release regarding the Transactions in the form attached hereto as Schedule 5.8 within three (3) Business Days following the consummation of the purchase and sale of the Shares contemplated by this Agreement (the “Press Release”). Thereafter, no Party shall issue any public announcement that is inconsistent with or contains any material information that is beyond that contained in the Press Release.

5.9 Further Assurances. Following the Closing, (i) each of the Sellers, Sellers Rep, and Buyer shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions contemplated by the Transaction Documents, and (ii) Sellers shall promptly forward to Buyer any correspondence, documents, notices or other materials received by such parties in connection with or relating to the Business.

5.10 Conduct of Business. From the Effective Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall conduct its businesses in the ordinary course consistent with past practice and use commercially reasonable efforts to (i) preserve intact its respective present business organizations, (ii) keep available the services of all officers, employees and service providers of the Company, and (iii) maintain satisfactory relationships with the partners, customers, lenders and suppliers of the Company and others having a business relationship with the Company.

5.11 No Solicitation; Other Offers. From the Effective Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause each of its Representatives not to, directly or indirectly, solicit, initiate, facilitate, support, seek, induce, entertain or encourage, or take any action to solicit, initiate, facilitate, support, seek, induce, or encourage any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes, or that would reasonably be expected to lead to, a proposal to acquire the equity or assets of the Company.

5.12 Access to Information. From the Effective Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall (a) give the Buyer and its Representatives full access to the offices, properties, books and records of the Company, (b) furnish to the Buyer and its Representatives such financial and operating data and other information relating to the Company as such Persons may request, and (c) instruct its respective employees, counsel and financial advisors to cooperate with the Buyer in its investigation of the Company. Prior to the Closing, materials furnished to the Buyer pursuant to this Section 5.12 may be used by the Buyer solely for strategic and integration planning purposes relating to accomplishing the transactions contemplated hereby.

5.13 Notices of Certain Events.

(a) From the Effective Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company (or if applicable, each Seller) shall promptly notify the Buyer of:

(1) any notice or other communication from any (i) Governmental Authority regarding the Transactions or (ii) Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(2) any actions, suits, claims, investigations or proceedings commenced or, to their respective Knowledge, threatened against, relating to or involving or otherwise affecting the Company, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article II or Article III, as the case may be, or that relate to the consummation of the Transactions;

(3) any inaccuracy in or breach of any of their respective representations, warranties or covenants contained in this Agreement; and

(4) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions to Closing impossible or unlikely.

(b) If any event, condition, fact or circumstance that is required to be disclosed pursuant to sub-section (a) above requires any change in the Disclosure Schedule or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company or the Seller, as applicable, shall promptly deliver to the Buyer an update to the Disclosure Schedule specifying such change.

ARTICLE VI

CLOSING CONDITIONS; TERMINATION

6.1 Conditions to Obligations of Buyer and Seller Parties. The obligations of the Parties to consummate the transactions contemplated in this Agreement are subject to the satisfaction of the following condition, which may be waived in writing by all of the Parties: There shall not be in force any order, writ, judgment, injunction, decree, stipulation, timing agreement, determination or award entered by or with any Governmental Authority that shall prohibit the consummation of the transactions contemplated by this Agreement.

6.2 Conditions to Buyer’s Obligations. Buyer’s obligation to consummate the transactions under this Agreement shall be subject to the following conditions being satisfied (or waived in writing by Buyer):

(a) All representations and warranties made by the Seller Parties herein to Buyer shall be true and correct in all material respects on and as of the Closing Date and with the same effect as if such representations and warranties had been made by the Seller Parties to Buyer on and as of the Closing Date, with all references to “Effective Date” instead referring to “Closing Date” (except to the extent that such representations and warranties expressly speak as of a specific date or time other than the Closing Date (other than references to “Effective Date” which shall be treated as provided above), in which case they need only have been true and correct as of such specified date or time); provided that the Seller Parties shall have the right to provide a supplementary disclosure schedule to the extent any changes have occurred between the Effective Date and the Closing Date, and further provided that such changes are not material and adverse to the Company (in the reasonable judgment of Buyer).

(b) Each Seller Party shall have performed and complied in all material respects with all agreements, covenants, and conditions herein required to be performed or complied with on such Seller Party’s part on or prior to the Closing Date.

6.3 Conditions to Seller Parties’ Obligations. Seller Parties’ obligation to consummate the transactions under this Agreement shall be subject to the following conditions being satisfied (or waived in writing by the Company):

(a) All representations and warranties made by Buyer herein to Sellers shall be true and correct in all material respects on and as of the Closing Date and with the same effect as if such representations and warranties had been made by Buyer to Sellers on and as of the Closing Date, with all references to “Effective Date” instead referring to “Closing Date” (except to the extent that such representations and warranties expressly speak as of a specific date or time other than the Closing Date (other than references to “Effective Date” which shall be treated as provided above), in which case they need only have been true and correct as of such specified date or time).

(b) Buyer shall have performed and complied in all material respects with all agreements, covenants, and conditions herein required to be performed or complied with on Buyer’s part on or prior to the Closing Date.

6.4 Termination.

(a) This Agreement may be terminated:

(i) by mutual written agreement of the Company and the Buyer;

(ii) by the Company or the Buyer, if the Closing has not been consummated on or before April 14, 2022 (the “End Date”), except that the End Date may be extended by the Company for an additional thirty (30) days in the event that in the Company’s reasonable judgment the Closing may occur prior to the End Date (as so extended); or

(iii) by the Company or Buyer, if a Governmental Authority shall have issued any order, injunction or other decree or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Transactions or there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Transactions by any Governmental Authority that would make consummation of the Transactions illegal.

(b) The Party desiring to terminate this Agreement (other than pursuant to clause (i) above) shall give a written notice of such termination to the other parties setting forth a brief description of the basis on which such party is terminating this Agreement.

(c) The right to terminate this Agreement pursuant to Section 7.4(a)(ii) shall not be available to any Party whose breach of or failure to comply with any provision of this Agreement results in the failure of the Transactions to be consummated by such time.

(d) Effect of Termination. If this Agreement is terminated pursuant to Section 6.4(a)(i), this Agreement shall become void and of no effect and there shall be no liability or obligation on the part of any Party or any of its or their Affiliates to any other Person by virtue of, arising out of or otherwise in connection with this Agreement or any other Transaction Document; provided that: (a) none of the Sellers, the Company, or the Buyer shall be relieved of any obligation or liability arising from any prior breach by such Party of any provision of this Agreement or any other Transaction Document; and (b) the Parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 5.8 and Article VII. In addition, Buyer shall promptly delete all Confidential Information of the Company and shall not make any further use of such Confidential Information.

ARTICLE VII

INDEMNIFication; remedies

7.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is the eighteen (18) month anniversary of the Closing Date; provided, however, the representations and warranties set forth in Sections 2.1, 2.2, 2.5, 2.6, 3.1, 3.2, 3.3, 3.5, 3.6(d) and 3.23 (collectively, “Fundamental Representations”) shall survive the Closing and remain in full force and effect until the later of (i) the date that is the four (4) year anniversary of the Closing Date and (ii) six (6) months after the applicable statute of limitations. All covenants and agreements of the Parties contained herein shall survive the Closing. Sellers’ indemnification obligations with respect to Specific Indemnification Liabilities shall survive until six (6) months after the applicable statute of limitations. Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, an Indemnifying Party shall have been properly notified in writing with reasonable specificity (including a calculation of the damages) of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof provided that Buyer shall use its commercially reasonable efforts diligently to pursue or resolve such claim.

7.2 Indemnification By Sellers and Optionholders; Indemnity Cap; Source of Payment.

(a) Subject to the other terms and conditions of this Article VII, each Seller and Optionholder shall, severally and not jointly with the other Sellers and Optionholders, indemnify and defend Buyer and its Affiliates and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(i) any inaccuracy in or actual breach of any of the Sellers Representations made by such Seller;

(ii) any inaccuracy in or actual breach of any of the Company Representations (provided that each Seller’s and Optionholder’s liability for such shall be limited to its Pro Rata Portion of such Losses, without derogating from any other limitation of liability hereunder);

(iii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by such Seller or Optionholder pursuant to this Agreement, the other Transaction Documents or any certificate or instrument delivered by or on behalf of Sellers or Optionholders pursuant to this Agreement;

(iv) any Taxes for Pre-Closing Tax Periods as further provided in Section 5.3(a)(1);

(v) any Specific Indemnification Liabilities; and

(vi) any fraud, intentional misrepresentation or willful misconduct by such Seller.

(b) Indemnity Basket. Sellers and Optionholders shall not have any liability hereunder for Losses after the Closing Date, with respect to a breach of the representations and warranties contained herein, until the aggregate of all Losses for which Sellers and Optionholders are responsible under this Agreement exceeds One Hundred and Eighty Thousand Dollars ($180,000) (the “Indemnity Basket”); provided that (i) once the Indemnity Basket is exceeded, Sellers and Optionholders shall be responsible for all Losses, from the first dollar as if such Indemnity Basket never existed, and (ii) the liability of Sellers and Optionholders to the Buyer Indemnitees for any (x) Specific Indemnification Liability or (y) breach arising from fraud, intentional misrepresentation or willful misconduct shall not be subject to the Indemnity Basket.

(c) Indemnity Cap. In no event shall the aggregate amount of Losses for which any Seller or Optionholder is obligated to indemnify Buyer Indemnitees pursuant to Section 7.2(a)(i) and 7.2(a)(ii) exceed twenty-five percent (25%) of the combination of (i) Purchase Price and (ii) Earnout Payment, in each case actually received by such Seller or Optionholder (the “Indemnity Cap”); provided that the Indemnity Cap shall not apply to Losses due to the breach of any Fundamental Representation or any fraud, intentional misconduct or intentional misrepresentation or the items in Section 7.2(a)(iii)-(v), for which the aggregate amount of Losses for which any Seller or Optionholder is obligated to indemnify Buyer Indemnitees pursuant to Section 7.2(a) shall not exceed one hundred percent (100%) of the combination of (i) Purchase Price and (ii) Earnout Payment and actually received by such Seller or Optionholder.

(d) Source of Payment. Notwithstanding anything herein to the contrary, amounts to which Buyer Indemnitees are entitled to receive under this Section 7.2 shall come (i) first from the Escrow Amount, (ii) next from any Buyer Shares received by Sellers or Optionholders pursuant hereto, and (iii) finally from any cash component of the Purchase Price and Earnout Payment actually paid to the Seller or Optionholder (including for such purpose amounts placed in escrow pursuant to Buyer’s Set Off Right).

7.3 Indemnification By Buyer. Subject to the other terms and conditions of this Article VII, Buyer shall indemnify and defend Sellers and their respective Representatives and Optionholders (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(i) any inaccuracy in or actual or alleged breach of any of the representations or warranties of Buyer contained in this Agreement, the other Transaction Documents or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement;

(ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement, the other Transaction Documents or any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement; or

(iii) fraud, intentional misrepresentation, or willful misconduct by Buyer.

7.4 Indemnification Procedures. The party making a claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party”.

(a) Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.4(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Party may, subject to Section 7.4(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Each Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b) Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 7.4(b). If a firm offer is made to settle a Third-Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume the defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to  Section 7.4(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed or conditioned).

(c) Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure and is prejudiced thereby. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

7.5 Indemnification Payments; Set Off. Subject to Section 7.2(d), Buyer shall have a right to set off the Earnout Payments against indemnification for Losses to which any Buyer Indemnitee is entitled under this Agreement as further detailed below (the “Set Off Right”):

(a) If at the time of a scheduled Earnout Payment, the Buyer Indemnitees shall have one or more bona-fide outstanding claims for Losses in respect of which it is entitled to indemnification from one or more Securityholders (the “Outstanding Claims”), then Buyer shall have the right (exercisable in its sole discretion) to deposit with the Escrow Agent an amount equal to (i) sixty percent (60%) of the Losses underlying the Outstanding Claims, plus (ii) the Escrow Agent’s fees under the Escrow Agreement (the “Escrow Fees”), in lieu of paying such amount to the Securityholders (the “Set-Off Escrowed Amount”), which amount will be held in escrow to satisfy the Outstanding Claims (to the extent finally awarded to Buyer). As a condition to setting off such Set-Off Escrowed Amount, the Buyer, the Sellers Rep and the Escrow Agent will enter into an escrow agreement substantially similar to the Escrow Agreement (or an addendum to the Escrow Agreement) for such Set-Off Escrowed Amount, which agreement shall further provide that the Set-Off Escrowed Amount will be released to the Securityholders upon the expiry of one hundred twenty (120) days following the scheduled Earnout Payment Date, to the extent Buyer has not delivered to the Escrow Agent and to the Sellers Rep a notice that a claim was filed for arbitration in accordance with Section 9.11 hereto in connection with the Losses underlying such Outstanding Claim, together with a copy of such filing. The Escrow Fees will be borne by the Buyer, provided that to the extent the Buyer is finally awarded at least fifty percent (50%) of the claim giving rise to the Set-Off Escrowed Amount, such fees for the escrow agent will be deemed as Losses hereunder.

(b) For the avoidance of doubt, the remaining balance of the amount of the Losses underlying the Outstanding Claims shall not be subject to any right of set-off and shall be paid promptly to the Securityholders in accordance with the provisions of Schedule B.

(c) Other than as expressly provided above, Buyer shall not be entitled to offset or otherwise withhold any amounts due to Securityholders under this Agreement against any payments to be made by Buyer to Securityholders pursuant to the terms of this Agreement other than the Escrow Amount.

(d) Buyer’s exercise of the Set Off Right shall be in addition to any other rights Buyer may have.

7.6 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

7.7 Value of Representations. The Parties acknowledge and agree that Buyer’s valuation of the Company and its Business is based, among other things, on information furnished by Sellers which the Company (in the Company Representations) and Sellers (in the Sellers Representations) have represented and warranted to be true.

7.8 Manner of Payments. Subject to Section 7.2(d) (Source of Payments) and Section 7.5, indemnification amounts payable pursuant to this Article VII shall be satisfied by wire transfer of immediately available funds to an account designated in writing by the Indemnified Party within ten (10) days after the final determination thereof.

7.9 Exclusive Remedies. The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, intentional misrepresentation or willful misconduct on the part of a Party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII.

ARTICLE VIII

SELLERS REP

8.1 Appointment of Sellers Rep; Power and Authority.

(a)   By virtue of the execution of this Agreement, each Seller hereby irrevocably agrees, constitutes and appoints the Sellers Rep, and by the execution of this Agreement as Sellers Rep, the Sellers Rep as of the Closing hereby accepts its appointment, as of the Closing as the true, exclusive and lawful agent and attorney-in-fact of each of the Securityholders for all purposes in connection with this Agreement and any related agreements, including: (i) to act as Sellers Rep under this Agreement and to have the right, power and authority to perform all actions (or refrain from taking any actions) the Sellers Rep shall deem necessary, appropriate or advisable in connection with, or related to, this Agreement and the Transactions, (ii) to act in the name, place and stead of each Seller in connection with the Transactions, in accordance with the terms and provisions of this Agreement, and in any Action involving this Agreement, and (iii) to do or refrain from doing all such further acts and things, and to execute all such documents as the Sellers Rep shall deem necessary or appropriate in connection with the Transactions (including any Transaction Document). This power of attorney is coupled with an interest and is irrevocable. All actions, decisions and instructions of the Sellers Rep shall be conclusive and binding upon all of the Securityholders. Each of the Securityholders acknowledges and agrees that upon execution of this Agreement, upon any delivery by the Sellers Rep of any waiver, amendment, agreement, opinion, certificate or other document executed by the Sellers Rep, such Securityholder shall be bound by such documents as fully as if such Securityholder had executed and delivered such documents.

(b) Without derogating from the generality of the foregoing, as of the Closing the Sellers Rep shall have the right, power and authority to: (1) act for the Securityholders with regard to all matters set forth in this Agreement and the other Transaction Documents; (2) execute and deliver all amendments, waivers, ancillary agreements, share powers, certificates and documents that the Sellers Rep deems necessary or appropriate in connection with the consummation of the Transactions; (3) receive funds for the payment of expenses of the Securityholders and apply such funds in payment for such expenses; (4) do or refrain from doing any further act or deed on behalf of the Securityholders that the Sellers Rep deems necessary or appropriate in his/her/its sole discretion relating to the subject matter of this Agreement and the other Transaction Documents as fully and completely as the Securityholders could do if personally present; (5) deliver and receive all notices or other communications or documents given or to be given to or from the Sellers Rep by the Buyer pursuant to this Agreement and the other Transaction Documents; (6) receive service of process on behalf of any Securityholder in connection with any claims under this Agreement and the other Transaction Documents; (7) negotiate, undertake, compromise, settle, consent, defend, object, resolve and settle any Action or dispute under this Agreement and the other Transaction Documents on behalf of the Securityholders, including authorize deliveries or set off to the Buyer Indemnitees of payment in satisfaction of claims asserted by the Buyer Indemnitees (including by not objecting to such claims) and comply with orders with respect thereto; (8) engage counsel, accountants and other advisors and incur such other expenses in connection with any of the Transactions; (9) agree to any modification or amendment of, or supplements to, or waiver relating to this Agreement and the other Transaction Documents in accordance with Section 9.9 and execute and deliver an agreement of such modification, amendment, supplement or waiver; and (10) take all such other actions as the Sellers Rep may deem necessary, appropriate or advisable to carry out the intents and purposes of this Section 7.1, in each case without having to seek or obtain the consent of any Securityholder under any circumstance.

(c) The Sellers Rep may be removed or replaced from time to time by the advisory committee to be established pursuant to an engagement letter with the Sellers Rep. Any new or successor Sellers Rep appointed as aforesaid shall be deemed for all purposes as an agent under this Agreement having the powers and authorities set forth herein.

(d) The Sellers Rep may resign at any time only upon thirty (30) days’ prior written notice of such decision to resign.

(e) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Sellers Rep shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Securityholders and shall be final, binding and conclusive upon the Securityholders. The Buyer, the Buyer Indemnitees, the Company, the Escrow Agent, the Paying Agent and any other Person may conclusively and absolutely rely, without inquiry, upon any notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Sellers Rep in all matters referred to herein and each of the foregoing is hereby relieved from any Liability to any Person for any acts done by the Sellers Rep and any acts done by the any of the foregoing in accordance with any decision, act, consent or instruction of the Sellers Rep.

8.2 Exculpation; Indemnification; Reimbursement. The Sellers Rep will incur no liability of any kind with respect to any action or omission by the Sellers Rep in connection with the Sellers Rep’s services to the Securityholders pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Sellers Rep’s gross negligence, fraud or willful misconduct. The Sellers Rep shall not be liable for any action or omission pursuant to the advice of counsel. The Securityholders shall indemnify, defend and hold harmless the Sellers Rep from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and reasonable expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Sellers Rep’s execution and performance of this Agreement, the Paying Agent Agreement, the Escrow Agreement and any agreements ancillary hereto and thereto, in each case as such Representative Loss is suffered or incurred; provided, however, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence, fraud or willful misconduct of the Sellers Rep, the Sellers Rep will reimburse the Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, fraud or willful misconduct. If not paid directly to the Sellers Rep by the Securityholders, any such Representative Losses may be recovered by the Sellers Rep from (i) the Expense Amount, and (ii) any other funds that become payable to the Securityholders under this Agreement at such time as such amounts would otherwise be distributable to the Securityholders; provided, however, that while this Section 8.2 allows the Sellers Rep to be paid from the aforementioned sources of funds, this does not relieve the Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Sellers Rep from seeking any remedies available to it at law or otherwise. In no event will the Sellers Rep be required to advance its own funds on behalf of the Securityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Sellers Rep under this section. The Securityholders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Sellers Rep or the termination of this Agreement.

8.3 Expense Amount. The Expense Amount will be used by the Sellers Rep for any expenses incurred by the Sellers Rep in its capacity as the Sellers Rep. The Securityholders will not receive any interest or earnings on the Expense Amount and irrevocably transfer and assign to the Sellers Rep any ownership right that they may otherwise have had in any such interest or earnings. The Sellers Rep will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Sellers Rep’s responsibilities, the Sellers Rep will deliver any remaining balance of the Expense Amount to the Paying Agent for further distribution to the Securityholders. For tax purposes, the Expense Amount will be treated as having been received and voluntarily set aside by the Securityholders at the time of Closing.

ARTICLE IX

GENERAL PROVISIONS

9.1 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

9.2 Prevailing Party Fees. In the event that any Party institutes any Action, including arbitration, against the other Party arising out of or relating to this Agreement, the prevailing party in the Action shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such Party in conducting the Action, including reasonable attorneys’ fees and expenses and court costs.

9.3 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail (with non-automated confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.3):

If to the Sellers Rep or, after the Closing, to the Sellers:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Telephone: (303) 648-4085

If to Buyer:

Zedge, Inc.

1178 Broadway

3rd Floor #1450

New York, NY 10001

Attention: Jonathan Reich

Email: jonathan.reich@zedge.net

With a copy to counsel (also required to constitute notice hereunder):

Schwell, Wimpfheimer & Associates LLP

37 West 39th Street, Suite 505

New York, NY 10018

Attention: Dov Schwell

Fax: (646) 328-1169

Email: dschwell@swalegal.com

9.4 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, schedules and exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

9.5 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.6 Entire Agreement. This Agreement and the Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter; provided, that notwithstanding the foregoing, the confidentiality and cost provisions of the Letter of Intent between the Company and Buyer, dated December 28, 2021 (the “LOI”), as well as the other provisions of the LOI that by their nature survive the termination thereof, shall continue in full force and effect. In the event of any inconsistency between the statements in the body of this Agreement and those in the Transaction Documents, the exhibits and schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

9.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Party, provided, however, that Buyer may, without the prior consent of any other Party, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly owned subsidiaries or other Affiliates. No assignment shall relieve the assigning Party of any of its obligations hereunder.

9.8 No Third-party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.9 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

9.10 Governing Law. This Agreement including all exhibits and schedules attached hereto shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law’s provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New York or any other jurisdiction.

9.11 Arbitration. Other than otherwise provided herein, the Parties shall submit all disputes arising under this Agreement to arbitration in New York City, New York before a single arbitrator of the American Arbitration Association (“AAA”). The arbitrator shall be selected by application of the rules of the AAA, or by mutual agreement of the Parties, except that such arbitrator shall be an attorney admitted to practice law in New York. No Party will challenge the jurisdiction or venue provisions as provided in this Section. Any arbitration award shall be final and binding upon the Parties, and any state or federal court of competent jurisdiction located in the City, County and State of New York may enter a judgment on the award. Each of the Parties hereby consents to the jurisdiction of the aforesaid courts. Nothing contained herein shall preclude a Party from seeking from any such court of competent jurisdiction any provisional remedy in aid of arbitration, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy in arbitration.

9.12 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

9.13 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

9.14 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.15 Recitals. The recitals set forth above are true and correct and are incorporated herein by reference.

9.16 Independent Legal Counsel. Each Seller Party acknowledges and agrees that it has reviewed this Agreement in its entirety. Each Seller Party acknowledges and agrees that neither Buyer nor Buyer’s counsel has provided any legal, accounting or tax advice to such Seller Party, and that Buyer and Buyer’s counsel have encouraged each Seller Party to consult such Seller Party’s own respective legal counsel as to legal, tax and other matters concerning the transactions contemplated by this Agreement. Each Seller Party acknowledges that it had the opportunity to seek advice of independent counsel prior to the execution of this Agreement and has either obtained such advice or deemed it not necessary.

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IN WITNESS WHEREOF, the parties have caused this Share Purchase Agreement to be executed as of the date first written above.

SELLER PARTIES:

/s/ Ido Shichor		B.P.G.S Global Ltd.
Ido Shichor
		By:	/s/ Eugene Kreinin
/s/ Eldad Gafni		Name:	Eugene Kreinin
Eldad Gafni		Title:	CEO

/s/ Yitzhak Hazout		Erlinad Holdings Limited
Yitzhak Hazout
		By:	/s/ Ekaterina Saveleva
/s/ Arnold Miller		Name:	Ekaterina Saveleva
Arnold Miller		Title:	Director

/s/ Jonathan Pogrund		By:	/s/ David Davidovich
Jonathan Pogrund		Name:	David Davidovich
		Title:	Director
/s/ Nadav Elyada
Nadav Elyada
AltaClub LTD
/s/ Tamir Carmi
Tamir Carmi		By:	/s/ Alfred Augustin
		Name:	Alfred Augustin
/s/ Gilon Miller		Title:	Director
Gilon Miller
NORMA INVESTMENTS LIMITED
/s/ Eran Hazout
Eran Hazout		By:	/s/ Anna Evdekimova
		Name:	Anna Evdekimova
/s/ Guy Kaufman		Title:	Director
Guy Kaufman
UNIT Handelsgesellschaft m.b.h.
/s/ Evyatar Shoresh
Evyatar Shoresh		By:	/s/ Sergey Konkin
		Name:	Sergey Konkin
		Title:	MD

Banshee Holdings Limited

		By:	/s/ Konstantinos Michaelides
GURUSHOTS LTD.		Name:	Konstantinos Michaelides
		Title:	Director
By:	/s/ Gilon Miller
Name:	Gilon Miller	Altico LLC
Title:	CEO
By: ASF Management, LLC (its Manager)

		By:	/s/ Alfred Augustin
		Name:	Alfred Augustin
		Title:	Authorized Signatory

- Zedge- GuruShots Share Purchase Agreement Buyer Signature Page -

BUYER:

ZEDGE, INC.

By:	/s/ Jonathan Reich
Name:	Jonathan Reich
Title:	CEO

- Zedge- GuruShots Share Purchase Agreement Sellers Rep Signature Page -

SELLERS REP:

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

ANNEX A

DEFINED TERMS

1. “Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

2. “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, majority representation on the board of directors or similar governing body, by contract or otherwise.

3. “Application and Website Content” includes but is not limited to, all files, content, code, components and other material comprising the Applications and Websites and their look, “feel” and functionality, including textual material, forum posts, graphics, icons, menus, button bars, layout, pictures, Java and Active-X programs, multimedia files, Hypertext Markup Language code, user interfaces, database interfaces, interfaces to third party resources, scripts, source code, object code, software, meta-tags and links.

4. “Application and Website Documentation” means any documentation, material or information relevant to the Applications and Websites, the Application and Website Content and Domain, including Website design and functionality drawings, programming materials, modification information, schematics, flow charts, listings which are designed to assist or supplement the development, understanding, application or modification of the Website Content.

5. “Applications and Websites” means, collectively, the applications and websites owned and operated by the Company, together with all mirrored sites, mobile versions thereof and derivative mobile applications.

6. “Benefit Plan” any plan, program or arrangement providing bonus, deferred compensation, incentive compensation, stock purchase, stock option, equity-based compensation, severance pay, group or individual medical, life or other insurance, profit-sharing, or pension plan, whether formal or informal, whether provided by the Company or a third party provider or outsourcer, for the benefit of any director, officer, consultant or employee of the Company, whether active or terminated.

7. “Business” means the operation of a platform that operates across the web and mobile application space providing educational resources for photo enthusiasts to improve their skills and gamifying photography by, among other things, running real-time online photo competitions.

8. “Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York, New York or the State of Israel are authorized or required by Law to be closed for business.

9. “Buyer Employment-Related Documents” means Buyer’s (i) Code of Business Conduct and Ethics, (ii) Insider Trading Policy, and (iii) Reg FD Policy.

10. “Buyer Shares” means Buyer’s Class B common stock, par value $0.10 per share.

11. “Closing Working Capital” means (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, determined as of the open of business on the Working Capital Date.

12. “Buyer Company(ies)” means Buyer and any of its Affiliates, including, but not limited to, the Company.

13. “Carve Out Amount” means a Carve Out Participant’s Bonus (as defined under the Carve Out Plan).

14. “Carve Out Participant” means a Participant (as defined under the Carve Out Plan).

15. “Carve Out Plan” means the Company’s 2020 Executive Retention Plan Agreement adopted on December 24, 2020.

16. “Closing Liabilities” means the Liabilities set forth in Section 3.11 of the Disclosure Schedules.

17. “Code” means the Internal Revenue Code of 1986, as amended.

18. “Company’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of any of the Founders or Key Employees, including, without limitation, that knowledge which a reasonably prudent businessperson in the same position would reasonably be expected to have obtained in the management of his or her business affairs after making due inquiry and exercising due diligence which a prudent businessperson should have made or exercised, as applicable, with respect thereto.

19. “Company Option Plan” means the Company’s 2014 Global Incentive Option Scheme.

20. “Company Representations” shall mean the representations and warranties set forth in Article III.

21. “Confidential Information” means and includes all tangible and intangible information and data, in any form and howsoever disclosed or acquired (including by observation), and whether disclosed or acquired at any time before, on or after the date of this Agreement, relating to the business or affairs of all or any of the Buyer Companies (including information concerning the Company or its business or affairs, it being understood that from and after the Closing, all information and trade secrets relating to the Company shall constitute confidential information or trade secrets of Buyer), whether or not such information is or was identified as being confidential or proprietary at the time disclosed or acquired, including information concerning business plans, customers or clients, suppliers, product or service costs and pricing, employees, independent contractors, current, future and proposed products and services, strategies, finances, assets, technology, data, accounting or business methods and practices, trade secrets, and any other information that reveals the processes, methodologies, or know-how by which existing or future products, services or methods of operation are developed, conducted or operated. Confidential Information shall include all information in whatever form, all memoranda, notes, plans, records, reports, computer tapes and software and other documents, data and other tangible materials (and copies thereof) containing or relating to Confidential Information, including any such materials prepared by or for Individual while employed by any Buyer Company.

22. “Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

23. “Current Assets” means cash and cash equivalents, accounts receivable, work in progress and prepaid expenses, but excluding (i) the portion of any prepaid expense of which Buyer will not receive the benefit following the Closing, (ii) any Tax assets and (iii) receivables from any of the Company’s Affiliates, directors, employees, officers, shareholders or members and any of their respective Affiliates, determined in accordance with GAAP and consistent with past practice, all in accordance with the schedule provided as Exhibit C.

24. “Current Liabilities” means the Company’s current Liabilities on the books of the Company as of the Closing Date, with all items being determined in accordance with GAAP and consistent with past practice, all in accordance with the schedule provided as Exhibit C.

25. “Data Protection Laws” means all Applicable Laws and published privacy policies and internal privacy policies and guidelines relating to privacy, data protection, databases, and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of information (including personally identifiable information of employees, contractors, and third parties), including the Gramm-Leach-Bliley Act, the European Union Data Protection Directive, and Israel’s Protection of Privacy Act, 1981.

26. “Dollars or $” means the lawful currency of the United States.

27. “Domains” means the Domains listed in Schedule 3.24 and any and all related sub-domain names and extensions of the Applications and Websites.

28. “Employee Seller” means a Seller who is party to an effective Employment Arrangement.

29. “Employment Arrangement” means an employment agreement or similar arrangement entered into with any Buyer Company at or following the Closing.

30. “Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

31. “Environmental Law” means any Legal Requirements, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any hazardous materials.

32. “Equity Interests” means, with respect to any Person, any phantom stock, capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person, any right to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

33. “Escrow Agent” means Altshuler Shaham Trust Ltd. or such other entity selected by the Buyer and the Sellers Rep to act as escrow agent under the Escrow Agreement.

34. “Escrow Agreement” means the Escrow Agreement by and among Buyer, Escrow Agent, the Company and Sellers Rep, dated as of the Closing Date.

35. “Expense Amount” means One Hundred Thousand Dollars (US$100,000).

36. “Founders” means Gilon Miller and Eran Hazout.

37. “GAAP” means United States generally accepted accounting principles in effect from time to time.

38. “Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

39. “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

40. “Indebtedness” means all Liabilities, without duplication, including any applicable interest and premiums, penalties, fees, expenses, breakage costs, payments resulting from a change of control, or repayment costs (including with respect to any prepayment or termination thereof (regardless if any of such are actually paid or terminated) or any increased amount owed thereunder in connection with the transactions contemplated hereby), (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases or (v) in the nature of guarantees of the obligations described in the preceding clauses (i)-(iv), inclusive, of any other Person. For the avoidance of doubt, any penalties, premiums, termination or other fee payable by the Company in connection with the termination or repayment of any Indebtedness shall constitute Indebtedness.

41. “Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names and social media accounts or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media accounts and pages, and all Application and Website Content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, formulas, designs, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof (“Software”); (i) rights of publicity; and (j) all other intellectual or industrial property and proprietary rights.

42. “Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to any Intellectual Property that is used or held for use in the conduct of the Business as currently conducted or proposed to be conducted to which any Seller Party is a party, beneficiary or otherwise bound.

43. “Intellectual Property Assets” means all Intellectual Property and Intellectual Property Registrations that are owned by any Seller Party and used or held for use in the conduct of the Business as currently conducted or proposed to be conducted, together with all (i) royalties, fees, income, payments, and other proceeds now or hereafter due or payable to any Seller Party with respect to such Intellectual Property; and (ii) claims and causes of action with respect to such Intellectual Property or rights under Intellectual Property Agreements, whether accruing before, on, or after the Effective Date, including all rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for past, present, or future infringement, misappropriation, or other violation thereof.

44. “Intellectual Property Registrations” means all Intellectual Property Assets that are subject to any issuance, registration, or application by or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued Patents, registered Trademarks, domain names and Copyrights, and pending applications for any of the foregoing.

45. “IRS” means the United States Internal Revenue Service.

46. “Israeli Employees” means all employees, consultants, sales agents, and other service providers of the Company or any of its Subsidiaries who reside or work in Israel or whose employment or engagement respectively is otherwise subject to the Legal Requirements of the State of Israel.

47. “Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder, as amended.

48. “ITA” means the Israeli Tax Authority.

49. “Key Employees” means those Persons listed on Schedule 1.2(b) as “Key Employees.”

50. “Labor and Employment Laws” means all Legal Requirements regarding labor and employment, including those related to employment practices, terms and conditions of employment, wages and hours, leaves of absence, collective bargaining, equal opportunity, occupational health and safety, privacy, harassment, retaliation, contribution to managers’ insurance policy or pension plan, wrongful discharge or violation of the personal rights, workers’ compensation, immigration, individual and collective consultation, notice of termination and redundancy, withholding, reporting and the payment of social security and other Taxes.

51. “Law” or “Laws” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

52. “Legal Requirement” means any applicable Israeli or U.S. or other federal, state, local or other constitution, law, treaty, directive, statute, ordinance, rule, regulation, published administrative position or any statement or practice released by any Governmental Authority, the Code, the Treasury Regulations, policy or principle of common law, or any order, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Authority.

53. “Liabilities” means liabilities, Indebtedness, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

54. “Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive damages, except to the extent actually awarded to a Governmental Authority or other third party.

55. “Made Available” means that, on or before 5:00 p.m. Eastern time on the day before the Effective Date, the Company has posted true, correct and complete copies of such materials to the VDR and notified Buyer thereof in writing within twenty-four (24) hours of such posting; provided that Buyer and certain of its Representatives shall have been granted access to the VDR at least twenty-four (24) hours prior to such time in connection with the transactions contemplated by this Agreement.

56. “Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Business, (b) the ability of any Seller Party to consummate the transactions contemplated hereby on a timely basis, or (c) the ability of Buyer to continue operation of the Business in the ordinary course following the Closing.

57. “Option” means each option to purchase Shares (i) that was issued under the Company Option Plan and (ii) that is outstanding and unexercised immediately prior to the Closing.

58. “Optionholder” means a holder of an Option.

59. “Optionholder Instrument” means the form of Optionholder Instrument substantially in the form of the document attached hereto as Exhibit D, to be entered into prior to the Closing between the Company and each Optionholder.

60. “Option Cash-Out Amount” means the Dollar value of each Optionholder’s Options, less applicable withholding Taxes, if any, as set forth opposite such Optionholder’s name on the Closing Statement.

61. “Option Shares” means the Shares which would be issued to Optionholders immediately prior to the Closing if Optionholders were to then exercise such Options.

62. “Ordinary Shares” means the Company’s Ordinary Shares, NIS 0.01 par value per share.

63. “Organizational Documents” means, with respect to an entity specified herein, its Articles of Association, certificate of incorporation and other organizational documents, as may be applicable to such entity.

64. “Paying Agent” means Altshuler Shaham Trust Ltd. or such other entity selected by the Buyer and the Sellers Rep to act as paying agent under the Paying Agent Agreement.

65. “Paying Agent Agreement” means the paying agent agreement by and among the Buyer, the Sellers Rep and the Paying Agent to be entered into at the Closing.

66. “Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

67. “Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

68. “Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on (and including) the Closing Date, or ending before the Closing Date.

69. “Preferred A-1 Shares” means the Company’s Series A-1 Preferred Shares, NIS 0.01 par value per share.

70. “Preferred A-2 Shares” means the Company’s Series A-2 Preferred Shares, NIS 0.01 par value per share.

71. “Preferred B Shares” means the Company’s Series B Preferred Shares, NIS 0.01 par value per share.

72. “Preferred B-1 Shares” means the Company’s Series B-1 Preferred Shares, NIS 0.01 par value per share.

73. “Preferred B-2 Shares” means the Company’s Series B-2 Preferred Shares, NIS 0.01 par value per share.

74. “Pro Rata Portion” means, with respect to each Seller or Optionholder, the percentage appearing opposite the name of such Seller or Optionholder in the Closing Statement in the column titled Pro Rata Portion.

75. “Real Property” means, collectively, fixed property, principally land and buildings.

76. “Remaining Employees” means those Persons listed on Schedule 1.2(b) as “Remaining Employees.”

77. “Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

78. “Retention Pool Consideration” means the Retention Pool Cash and the Retention Pool Shares.

79. “Section 102 Trustee” means a trustee appointed for purposes of a Company Option Plan under Section 102 of the Israeli Tax Ordinance and approved for such purpose by the ITA.

80. “Securities Act” means the Securities Act, of 1933, as amended.

81. “Securityholders” means the Sellers and Optionholders.

82. “Sellers Representations” shall mean the representations and warranties set forth in Article II.

83. “Sellers Rep” shall mean Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Securityholders.

84. “Social Media Accounts” means all social media accounts used by the Company, including, without limitation, Facebook, Instagram, Pinterest, LinkedIn, TikTok, YouTube, Twitter, Snapchat, Discord and any other social media accounts.

85. “Specific Indemnification Liabilities” means the Liabilities listed in Section 7.1 of the Disclosure Schedules.

86. “Target Working Capital” means negative Two Hundred Fifty-Five Thousand Dollars ($-255,000).

87. “Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

88. “Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

89. “Taxing Authority” means any Governmental Authority having authority with respect to Taxes.

90. “Transaction Documents” means this Agreement, the Closing Statement, the Employment Agreements and the Optionholder Instruments.

91. “Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording, value added or similar taxes, including all interest, additions, surcharges, fees or penalties related thereto, arising out of or incurred in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

92. “Treasury Regulations” means the final, temporary and proposed United States Treasury Regulations promulgated under the Code.

93. “VDR” means the virtual data room prepared by the Seller Parties and made available to Buyer and its Representatives in the context of the due diligence exercise conducted by Buyer in relation to the Business in the context of this Transaction.

94. “Visitor Activity” means the number of sessions, pageviews, and visitors to, and users of, the Applications and Websites as reported by the Company’s Google Analytics account.

SCHEDULE A

Attached separately.

SCHEDULE B

EARNOUT PAYMENT

1. Definitions. The following capitalized terms have the meanings set forth below:

“Earnout Period” means the two-year period following the Closing.

“UA Spend” means user acquisition spend, meaning cash expenditures actually made to Facebook, Google, TikTok, Networks such as Prodege and IronSource, Taboola, Apple Search Ads, and other advertising platforms, based on and consistent with the monthly business plan provided by the Company to Buyer prior to the Closing and attached hereto as Exhibit E, in accordance with a marketing plan approved in writing by the Company (which approval shall not be unreasonably withheld) by no later than (i) for Year 1, thirty (30) days following Closing and (ii) Year 2, thirty (30) days following the end of Year 1; provided that (A) such marketing plan will be examined on a quarterly basis and (B) (x) if the applicable Minimum Revenue Condition has been satisfied, then no changes will be made to the marketing plan without the consent of the Company and one of the Founders, or (y) if the applicable Minimum Revenue Condition has not been satisfied, then until a subsequent Minimum Revenue Condition is satisfied, the Company shall have the right to unilaterally change the marketing plan as it deems necessary or desirable, provided that in no event will changes be made to intentionally lessen the likelihood of the Earnout Payment being paid to Sellers hereunder.

“Year One Revenue” means the Company’s gross revenues for Year 1, calculated in a manner consistent with past practice.

“Year Two Revenue” means the Company’s gross revenues for Year 2, calculated in a manner consistent with past practice.

“Year 1” means the twelve (12) months beginning April 1, 2022.

“Year 1 UA Spend” means Five Million Dollars ($5,000,000), subject to reduction pursuant hereto.

“Year 2” means the twelve (12) months beginning April 1, 2023.

“Year 2 UA Spend” means Eight Million, Five Hundred Thousand Dollars ($8,500,000), subject to reduction pursuant hereto.

2. Earnout Payment; Milestones. Buyer shall pay up to Sixteen Million, Eight Hundred Thousand Dollars ($16,800,000) in, at Buyer’s discretion, (i) cash, (ii) Buyer Shares (the “Earnout Shares”), or (iii) a combination of cash and Earnout Shares (the “Earnout Payment”). The Earnout Payment shall be paid based on the following milestones of the Company (“Milestones”):

(A) If Year One Revenue is:

(i) At least [redacted], but less than [redacted], Buyer shall pay an Earnout Payment equal to Three Million, Five Hundred Thousand Dollars ($3,500,000);

(ii) At least [redacted], but less than [redacted], Buyer shall pay an Earnout Payment equal to Five Million, Two Hundred Fifty Thousand Dollars ($5,250,000);

(iii) At least [redacted], but less than [redacted], Buyer shall pay an Earnout Payment equal to Seven Million Dollars ($7,000,000); or

(iv) At least [redacted], Buyer shall pay an Earnout Payment equal to Eight Million, Four Hundred Thousand Dollars ($8,400,000).

(B) If Year Two Revenue is:

(i) At least [redacted], but less than [redacted], Buyer shall pay an Earnout Payment equal to Five Million, Two Hundred Fifty Thousand Dollars ($5,250,000);

(ii) At least [redacted], but less than [redacted], Buyer shall pay an Earnout Payment equal to Seven Million Dollars ($7,000,000); or

(iii) At least [redacted], Buyer shall pay an Earnout Payment equal to Eight Million, Four Hundred Thousand Dollars ($8,400,000).

3. UA Spend; Minimum Revenue Condition. Buyer hereby undertakes to Sellers to provide the UA Spend for each of Year 1 and Year 2, in accordance with the Year 1 UA Spend and Year 2 UA Spend amounts in quarterly payments, subject to the terms and conditions hereof.

Notwithstanding Buyer’s undertaking hereby to provide the Year 1 UA Spend and Year 2 UA Spend, Buyer shall not be required to provide any UA Spend if either of the following occurs: (i) for the first calendar quarter following the Closing (the “First Quarter”), a minimum Company gross revenue return of forty percent (40%) on the UA Spend provided during such calendar quarter is not achieved within a 4-month period or (ii) for any two (2) consecutive calendar quarters, a minimum Company gross revenue 4-month return of fifty-five percent (55%) on the UA Spend provided during such calendar quarters is not achieved during each such calendar quarter (the “Minimum Revenue Condition”); provided that if the Minimum Revenue Condition is not satisfied, and, subsequently, the Minimum Revenue Condition is satisfied for two (2) consecutive calendar quarters, Buyer shall again be required to provide the applicable UA Spend, and, thereafter, the Minimum Revenue Condition shall be measured on a quarterly basis (and not based on two consecutive quarters).

4. Payment of Earnout Payment. Buyer shall determine whether the relevant Milestone has been (the “Milestone Determination”) met and send written notice thereof together with supporting documentation (the “Earnout Determination Notice”) to Sellers Rep within sixty (60) days after the end of each of Year 1 and Year 2 (the “Earnout Payment Date”). If the Milestone Determination is that the relevant Milestone has been met, Buyer shall pay the Earnout Payment, if any, within thirty (30) days after the Milestone Determination has been made, with any cash portion thereof being paid by wire transfer of immediately available funds to the Paying Agent Account. If applicable, the Earnout Shares to be issued to Sellers as part of the Earnout Payment shall be valued based on the volume-weighted average closing prices for the sixty (60) trading days prior to such issuance. The Earnout Payment shall be allocated among Sellers in accordance with the Closing Statement.

5. Sellers Rep Objection; Dispute Resolution.

(a) In the event the Sellers Rep objects, in good faith, to any determination that any Milestone Determination that a Milestone has not been timely met, Sellers Rep shall deliver a written notice of objection (an “Objection Notice”) to Buyer within twenty (20) Business Days after Sellers Rep’s receipt of the Earnout Determination Notice. Any Objection Notice shall specify the items disputed by Sellers Rep and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute, if any. If Sellers Rep fails to timely deliver an Objection Notice to Buyer, then the Milestone Determination that a Milestone has not been met as set forth in the Earnout Determination Notice shall be final and binding on the Parties.

(b) Any dispute related to objections as to a Milestone Determination that a Milestone has not been timely met shall be resolved pursuant to the following provisions:

(i) If Sellers Rep timely delivers an Objection Notice, Buyer and Sellers Rep shall negotiate in good faith to resolve the disputed items and agree upon the resulting Milestone Determination.

(ii) If Buyer and Sellers Rep are unable to reach agreement within ten (10) days after such an Objection Notice has been given, all unresolved disputed items shall be promptly referred to the New York office of an impartial nationally recognized firm of independent certified public accountants, other than any accountants or any Seller or Buyer, appointed by mutual agreement of Buyer and Sellers Rep (the “Independent Accountant”). The Independent Accountant shall be directed to render a written report on the unresolved disputed items with respect to the applicable Milestone Determination as promptly as practicable, but in no event greater than thirty (30) days after such submission to the Independent Accountant, and to resolve only those unresolved disputed items set forth in the Objection Notice. If unresolved disputed items are submitted to the Independent Accountant, Buyer and Sellers Rep shall each furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Buyer and Sellers Rep, and not by independent review. The resolution of the dispute that is the subject of the applicable Objection Notice by the Independent Accountant shall be final and binding on the Parties. The fees and expenses of the Independent Accountant shall be borne by Sellers and Buyer in proportion to the amounts by which their respective calculations of Year One Revenue and Year Two Revenue, as applicable, differ from Year One Revenue and Year Two Revenue, as applicable, as finally determined by the Independent Accountant.

6. Buyer Earnout Period Operation of Business. During the Earnout Period, Buyer shall operate the Business consistent with past practice and not in a manner to intentionally lessen the likelihood of the Earnout Payment being paid to Sellers hereunder.